UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

Amendment No. 2

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934

THE ARISTOTLE CORPORATION
(Name of the Issuer)

LRTA, INC.
GENEVE CORPORATION
NASCO HOLDINGS, INC.
SIC SECURITIES CORP.

EDWARD NETTER

 (Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share

Series I Preferred Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

040448201
(CUSIP Number of Common Stock)

040448300
(CUSIP Number of Series I Preferred Stock)

H. William Smith, Esq.

Geneve Corporation
96 Cummings Point Road
Stamford, Connecticut 06902
(203) 358-8000
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:
Abbe Dienstag, Esq.

Zoe Leibowitz, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York  10036
(212) 715-9280

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

[   ] a.

The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[   ] b.

The filing of a registration statement under the Securities Act of 1933.

[   ] c.

A tender offer.

[X] d.

None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies:  [   ]

Check the following box if this is a final amendment reporting the results of the transaction: [   ]

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$16,415,558	$915.99

_____________

*

Calculated, for the purposes of determining the filing fee only, under the Securities Exchange Act of 1934. Assumes the purchase of 1,682,904 shares of Common Stock, par value $0.01 per share, and 1,022,798 shares of Series I Preferred Stock, par value $0.01 per share, of The Aristotle Corporation at $5.50 per share and $7.00 per share, respectively.

[x]

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $915.99

Form or Registration No.:  Schedule 13E-3

Filing Party:

LRTA, Inc., Geneve Corporation, Nasco Holdings, Inc., SIC Securities Corp. and Edward Netter

Date Filed:

August 24, 2009

TABLE OF CONTENTS

Page

SUMMARY TERM SHEET

1

INTRODUCTION

6

SPECIAL FACTORS

7

PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER

7

Purposes

7

Reasons

8

Effects

10

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

11

FAIRNESS OF THE MERGER

13

Position of the Filing Persons as to the Fairness of the Merger

13

REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

17

TRANSACTION STATEMENT

26

Item 1.

Summary Term Sheet

26

Item 2.

Subject Company Information

26

Item 3.

Identity and Background of Filing Persons

28

Item 4.

Terms of the Transaction

30

Item 5.

Past Contacts, Transactions, Negotiations and Agreements

34

Item 6.

Purposes of the Transaction and Plans or Proposals

34

Item 7.

Purposes, Alternatives, Reasons, and Effects of the Merger

35

Item 8.

Fairness of the Transaction

35

Item 9.

Reports, Opinions, Appraisals, and Negotiations

35

Item 10.

Source and Amounts of Funds or Other Consideration

35

Item 11.

Interest in Securities of the Subject Company

36

Item 12.

The Solicitation or Recommendation

36

Item 13.

Financial Statements

36

Item 14.

Persons/Assets, Retained, Employed, Compensated or Used

39

Item 15.

Additional Information

39

Item 16.

Exhibits

40

SIGNATURES

41

SCHEDULE I

42

i

SUMMARY TERM SHEET

This summary and the remainder of this Transaction Statement on Schedule 13E-3 include information describing the “going private” merger involving The Aristotle Corporation (“Aristotle”) and LRTA, Inc. (“Acquisition Co.”), how it affects you, what your rights are with respect to the merger as a stockholder of Aristotle and the position of the people listed on the cover of the Schedule 13E-3 above the caption “Name of Persons Filing Statement,” who are referred to herein as the “Filing Persons,” on the fairness of the merger to you.

Purpose of the Merger (Page 7).

Immediately prior to the mailing of this Transaction Statement on Schedule 13E-3 to Aristotle’s unaffiliated security holders, Acquisition Co., a newly created Delaware corporation owned by Nasco Holdings, Inc., a majority-owned subsidiary of Geneve Corporation, SIC Securities Corp., an indirect wholly-owned subsidiary of Geneve and Geneve (Geneve, Nasco Holdings and SIC Securities are, collectively, the “Geneve Entities”) will own 90.6% of the outstanding shares of Common Stock of Aristotle upon the contribution of such shares of Common Stock by the Geneve Entities to Acquisition Co.  Mr. Edward Netter is the controlling stockholder of Geneve and Geneve is the controlling stockholder of Nasco Holdings and SIC Securities; accordingly, Mr. Netter is the indirect beneficial owner of the outstanding shares of Common Stock and Series I Preferred Stock held by the Geneve Entities.  The Geneve Entities currently intend to cause Acquisition Co. to merge with and into Aristotle, with Aristotle continuing as the surviving corporation, as a means of acquiring for cash all of the shares of Common Stock and Series I Preferred Stock of Aristotle not owned directly or indirectly by any of the Geneve Entities, and providing a source of liquidity to the unaffiliated security holders of those shares of Common Stock and Series I Preferred Stock.  Immediately following the merger, the Geneve Entities will, collectively, own 100% of the capital stock of Aristotle.

Principal Terms of the Merger.

The Merger (Pages 1 and 30).  Acquisition Co. is a recently formed company created by the Geneve Entities.  (The Geneve Entities, Mr. Edward Netter and Acquisition Co. are, collectively, the “Filing Persons” and each is a “Filing Person”).  Nasco Holdings, Geneve and SIC Securities are currently the direct holders of 83.5%, 5.9% and 1.2%, respectively (aggregating 90.6%), of the outstanding shares of Common Stock of Aristotle.  Each of the Geneve Entities plans to contribute all of the shares of Common Stock that it owns to Acquisition Co. in exchange for shares of Acquisition Co. immediately prior to the mailing of the Schedule 13E-3 to Aristotle’s unaffiliated security holders.  As a result of such contributions, Acquisition Co. will own 90.6% of the outstanding Aristotle Common Stock.  Promptly following the expiration of the appraisal period provided for under Section 262 of the Delaware General Corporation Law (the “DGCL”), the Geneve Entities intend to cause Acquisition Co. to merge with and into Aristotle in a “short form” merger under Section 253 of the DGCL.  However, the Filing Persons are under no obligation to consummate the merger and could decide to withdraw from the transaction at any time before it becomes effective.  The Filing Persons do not have the present intention to withdraw from the transaction.

Acquisition Co. does not intend to enter into a merger agreement with Aristotle or to seek the approval of the directors or stockholders of Aristotle for the merger nor is it required to do so under Delaware law.  Holders of Aristotle Common Stock (which constitutes the only class of capital stock of Aristotle that, in the absence of Section 253 of the DGCL, would be entitled to vote on the Merger) will not be entitled to vote their shares with respect to the merger.  Geneve also owns 5.4% of the outstanding shares of Series I Preferred Stock, and Nasco Holdings and SIC Securities Corp. own, in the aggregate, 100% of the outstanding shares of Series J Preferred Stock of Aristotle.

Merger Price (Page 1). Upon the effectiveness of the merger, (i) each share of Common Stock (A) not owned by Acquisition Co. and (B) as to which appraisal rights have not been exercised (as described in the Schedule 13E-3) will be cancelled and automatically converted into the right to receive $5.50 in cash, without interest  (the “Common Stock Merger Price”) and (ii) each share of Series I Preferred Stock (A) not owned by any of the Filing Persons and (B) as to which appraisal rights have not been exercised (as described in the Schedule 13E-3) will be cancelled and automatically converted into the right to receive $7.00 in cash, without interest, plus accrued and unpaid dividends in cash to the effective date of the merger (the “Series I Preferred Stock Merger Price”); the regular semi-annual dividend of $.33 per share of Series I Preferred Stock was paid on September 30, 2009 (to holders of record on September 22, 2009) and it is expected that an approximate additional $.09 per share will have accrued and been unpaid as of the effective date of the merger.

Outstanding Shares of Aristotle Capital Stock; Ownership by Acquisition Co. (Pages 1, 6 and 26).  As of September 30, 2009, 17,962,875 shares of Common Stock, 1,081,427 shares of Series I Preferred Stock and 10,984,971 shares of Series J Preferred Stock were issued and outstanding.  As of September 30, 2009, Aristotle had outstanding options to purchase 42,875 shares of Common Stock under its 2002 Employee, Director and Consultant Stock Plan and options to purchase 483,333 shares of Common Stock remaining available for grant under the 2002 Plan.  Any options not exercised prior to the effective date of the merger will be cancelled and exchanged into the right to receive the Common Stock Merger Price less the option exercise price (and any applicable withholding taxes) (the “Option Payment”).  As of September 30, 2009, (i) the Geneve Entities owned, in the aggregate, 16,279,961 (or 90.6% of the outstanding) shares of Common Stock; (ii) Geneve owned 58,629 (or 5.4% of the outstanding) shares of Series I Preferred Stock; and (iii) Nasco Holdings and SIC Securities owned, in the aggregate, 100% of the outstanding shares of Series J Preferred Stock.

Payment for Shares of Common Stock and/or Series I Preferred Stock (Page 31).  Instructions for surrendering your stock certificates will be set forth in a Notice of Merger and a Letter of Transmittal, which will be mailed to stockholders of record of Aristotle within 10 calendar days following the effective date of the merger, and should be read carefully.  Please do not submit your stock certificates before you have received these documents.  See Item 4 “Terms of the Transaction” beginning on Page 30 of the Schedule 13E-3.

Source and Amount of Funds (Page 35). The total amount of funds expected to be required to effect the merger, including related fees and expenses, is estimated to be $16.7 million.  The proceeds for the merger will come from cash on-hand at the Geneve Entities.  There are no conditions to the financing of the merger, or alternative financing plans.

The Filing Persons’ Position on the Fairness of the Merger (Page 13).

The Filing Persons have concluded that the merger is both substantively and procedurally fair to the unaffiliated security holders of Aristotle, based primarily on the following factors:

•

The merger will enable the unaffiliated security holders of Aristotle to realize (without the payment of any brokerage fees or commissions) cash for their shares of Common Stock at premiums of (i) approximately 11.3% to the last sales price of the Common Stock on the day one day prior, (ii) approximately 17.7% to the last sales price of the Common Stock on the day one month prior and (iii) approximately 20.8% to the last sales price on the day three months prior, in each case, to the date of the initial filing of the Schedule 13E-3.

•

The merger will enable the unaffiliated security holders of Aristotle to realize (without the payment of any brokerage fees or commissions) cash for their shares of Series I Preferred Stock at approximately the last sales price of the Series I Preferred Stock as of August 19, 2009, the last date on which the Series I Preferred Stock traded immediately prior to the initial filing of the Schedule 13E-3; in addition, the regular semi-annual dividend of $.33 per share of Series I Preferred Stock was paid on September 30, 2009 (to holders of record on September 22, 2009) and it is expected that an additional amount of approximately $.09 per share will have accrued and been unpaid as of the effective date of the merger.

•

Immediately prior to the announcement in November 2001 of the merger transaction which consummated in June 2002 (the “2002 transaction”) between Nasco International, Inc., a then indirect subsidiary of Geneve, and the predecessor of Aristotle (“old Aristotle”), the price per share of the common stock of old Aristotle was about $6.50.  Pursuant to the terms of the 2002 transaction, holders of the common stock of old Aristotle received a dividend of one share of Series I Preferred Stock for each share of common stock of old Aristotle (upon effectiveness of the 2002 transaction, the market price of the Common Stock was $2.95 per share and the Series I Preferred Stock was $6.00 per share).  During the approximate seven and one-quarter years since the date of the 2002 transaction, there have been paid to, or accrued for, Series I Preferred Stock holders a total of approximately $4.75 per share in cash dividends.  Thus, based upon the terms of the short-form merger described in the Schedule 13E-3, the value of the Common Stock has, to date, increased from $6.50 to about

$17.25 for Common Stock holders who held shares of Common Stock as of the November 2001 announcement date of the 2002 transaction and who continued to hold the shares of Series I Preferred Stock issued to them as a dividend in connection with the 2002 transaction.  During that same period, the Nasdaq Composite showed no material change.

•

In determining the Common Stock Merger Price and the Series I Preferred Stock Merger Price, the Filing Persons took into consideration, among other things, the severe pressures on federal, state and local budgets, upon which Aristotle’s K-12 education business is principally dependent, as a result of the severe downward change in U.S. and foreign financial and macroeconomic conditions over the past two years.  This is evidenced by a substantial decline in the estimated sales, EBITDA and adjusted earnings per share of Aristotle for the year ending December 31, 2009 as compared to the year ended December 31, 2008.  Recent reportage of state financial conditions have indicated that: (i) at least 48 states have addressed or still face shortfalls in their budgets for fiscal year 2010 (which commenced July 1, 2009) totaling $168 billion or 24% of state budgets; (ii) at least 36 states anticipate deficits totaling $74 billion for fiscal 2011, and that these gaps are likely to grow as more states prepare projections and revenues continue to fall; and (iii) combined budget gaps for the 2010 and 2011 fiscal years are estimated to total at least $350 billion.

•

The Filing Persons also reflected on the financial results of Aristotle used in formulating the 2006 Proposal (see “Background of the Merger” beginning on page 7 of the Schedule 13E-3), which was conducted in a dramatically different macroeconomic and financial environment, as compared to those at the present time in determining the fairness of the Merger.  For the years ended December 31, 2005 and 2006, Aristotle’s net revenue was $188.8 million and $203.0 million, respectively (an increase of 7.5%), and its EBITDA was $29.8 million and $32.6 million, respectively (an increase of 9.5%); for the six months ended June 30, 2005 and 2006, Aristotle’s net revenue was $91.9 million and $99.6 million, respectively (an increase of 8.4%), and its EBITDA was $14.4 million and $16.4 million, respectively (an increase of 14.1%).  For the six months ended June 30, 2008 and 2009, however, Aristotle’s net revenue was $107.2 million and $97.7 million, respectively (a decrease of 8.9%), and its EBITDA was $19.6 million and $16.5 million, respectively (a decrease of 16.0%).  The estimated EBITDA for the year ending December 31, 2009 is $31.7 million compared to $32.6 million for the year ended December 31, 2006.

•

In respect of the Series I Preferred Stock, the Filing Persons considered that (i) the liquidation value of the Series I Preferred Stock is $6.00 per share, plus accrued and unpaid dividends; (ii) the Series I Preferred Stock no longer has a conversion privilege; (iii) the term of the Series I Preferred Stock is perpetual; (iv) the provisions of the Series I Preferred Stock contain no covenants; and (v) holders do not have any rights in the event that dividends are not declared and paid on the Series I Preferred Stock.

•

In considering the fairness of the Common Stock Merger Price and the Series I Preferred Stock Merger Price from a financial point of view, Geneve retained Watch Hill Partners LLC, an independent investment bank (“Watch Hill”), to provide an analysis of the range of values of the Common Stock and the Series I Preferred Stock resulting from the application of generally accepted valuation methodologies.  Certain of these methodologies suggested values which exceeded the Common Stock Merger Price.  The Filing Persons believe, however, that certain of the methodologies used by Watch Hill are not relevant to the merger, considering the level of ownership, interest in and control exercised by the Filing Persons over Aristotle, the lack of institutional and other market interest in Aristotle, the extremely low historical trading volume of the Common Stock and the lack of prospects for the unaffiliated security holders to dispose of their shares absent the merger.

The Filing Persons believe that the discounted cash flow methodology is the most reliable approach in considering fairness since this is the method heavily or even exclusively relied upon by the Delaware courts to determine value in appraisal proceedings.  This method relies upon historical and projected cash flows and costs of capital of the company itself and is a measure of intrinsic value.  The Filing Persons believe that it is especially appropriate to use the discounted cash flow method in connection with the Merger, where Aristotle is under the total control of the Filing Persons, management’s financial projections are credible, there is no basis for a control premium and the relevant value is the intrinsic value of Aristotle.

For purposes of its discounted cash flow analysis in its August 14, 2009 Presentation Report, Watch Hill used estimated EBITDA of Aristotle for the year ending December 31, 2009 of $30.7 million based on Aristotle management’s guidance at that time.  Additionally, Watch Hill utilized the aggregate liquidation value of the outstanding shares of Series I Preferred Stock and Series J Preferred Stock of $72.2 million ($6.00 per share) in its discounted cash flow analysis, with resulting per share values for the Common Stock in the range of $4.87 to $6.53, and a midpoint of $5.61. Subsequent to the date of the Watch Hill Presentation Report, management of Aristotle revised the estimated EBITDA of Aristotle for the year ending December 31, 2009 to $31.7 million.  The impact of such a change on the discounted cash flow analysis would be an increase of $0.04 per share for the Common Stock representing a range of $4.91 to $6.57, and a midpoint of $5.65.  The Filing Persons note, however, that, if the Series I Preferred Stock would have been valued at the Series I Preferred Stock Merger Price of $7.00 per share, and the Series J Preferred Stock would have been valued at the implied merger pricing of $7.63 per share, the discounted cash flow analysis would imply per share values of the Common Stock of $3.86 to $5.52, with a midpoint of approximately $4.69, inclusive of the revised full year 2009 EBITDA estimate.

•

The average daily trading volumes for shares of Common Stock and Series I Preferred Stock for the three-month period prior to August 21, 2009, and August 19, 2009, the last respective dates on which the Common Stock and the Series I Preferred Stock traded immediately prior to the initial filing of the Schedule 13E-3, were approximately 9,700 shares and 120 shares, respectively; as a result of this minimal liquidity, it may be difficult for the unaffiliated security holders to sell even small amounts of Common Stock and/or Series I Preferred Stock without adversely impacting the respective market prices thereof.

•

As the holder of 90.6% of the outstanding voting stock of Aristotle, Acquisition Co. will have effectuated the merger in accordance with the short-form merger provisions of Section 253 of the DCGL.

•

The unaffiliated security holders of Aristotle are entitled to exercise appraisal rights and demand “fair value” for their shares of Common Stock and/or Series I Preferred Stock as determined by the Delaware Court of Chancery, which may be more than, less than or the same as the cash amount paid in the merger.  See “Special Factors-Purposes, Alternatives, Reasons, and Effects of the Merger” and Item 4 “Terms of the Transaction” beginning on Pages 7 and 30, respectively, of the Schedule 13E-3.

See “Special Factors-Fairness of the Merger-Position of the Filing Persons as to the Fairness of the Merger,” beginning on Page 13 of the Schedule 13E-3.

Consequences of the Merger (Page 10).

Completion of the merger will have the following consequences:

•

Aristotle will be a privately held corporation, with the Geneve Entities owning all of the equity interests in Aristotle.

•

Only the Geneve Entities will have the opportunity to participate in the future earnings and growth, if any, of Aristotle.  Similarly, only the Geneve Entities will face the risk of losses generated by Aristotle’s operations or the decline in value of Aristotle after the merger.

•

The shares of Common Stock and Series I Preferred Stock will no longer be publicly traded.  In addition, Aristotle will no longer be subject to the reporting and other disclosure requirements of the Securities Exchange Act of 1934, including requirements to file annual and other periodic or current reports or to provide the type of going private disclosure contained in the Schedule 13E-3.

•

Subject to the exercise of statutory appraisal rights, (i) each of your shares of Common Stock will be converted into the right to receive the Common Stock Merger Price and (ii) each of your shares of Series I Preferred Stock will be converted into the right to receive the Series I Preferred Stock Merger Price.

•

Each option to purchase shares of Common Stock not exercised prior to the effective date of the merger will be cancelled and exchanged into the right to receive the Option Payment.

Appraisal Rights (Page 31).

You have a statutory right to dissent from the merger and demand payment of the fair value of your shares of Common Stock and/or Series I Preferred Stock as determined in a judicial appraisal proceeding in accordance with Section 262 of the DGCL, plus interest, if any, from the effective date of the merger.  This value may be more than, less than or the same as the price paid for your shares of Common Stock and/or Series I Preferred Stock in the merger.  In order to qualify for these rights, you must make a written demand for appraisal within 20 days after the date of mailing of the Notice of Appraisal Rights and otherwise comply with the procedures for exercising appraisal rights set forth in the DGCL.  The statutory right of appraisal is set out in Section 262 of the DGCL and is complicated.  A copy of Section 262 is attached as Exhibit (a) hereto.  Any failure to comply with its terms will result in an irrevocable loss of such right.  Stockholders seeking to exercise their statutory right of appraisal are encouraged to seek advice from legal counsel.  See Item 4(d) “Terms of the Transaction-Appraisal Rights” beginning on Page 31 of the Schedule 13E-3.

Where You Can Find More Information (Page 26).

More information regarding Aristotle is available from its public filings with the Securities and Exchange Commission.  See Item 2 “Subject Company Information” and Item 3 “Identity and Background of Filing Persons” beginning on Pages 26 and 28, respectively, of the Schedule 13E-3.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by LRTA, Inc., a Delaware corporation (“Acquisition Co.”), Nasco Holdings, Inc., a Wisconsin corporation (“Nasco Holdings”), SIC Securities Corp., a Delaware corporation (“SIC Securities”), and Geneve Corporation, a Delaware corporation (“Geneve,” and together with Nasco Holdings and SIC Securities, collectively, the “Geneve Entities”), and Edward Netter (“EN”), the controlling stockholder of Geneve and, since Geneve is the controlling stockholder of Nasco Holdings and SIC Securities, the indirect beneficial owner of the outstanding shares of Common Stock and Series I Preferred Stock held by the Geneve Entities (the Geneve Entities, EN and Acquisition Co. are, collectively, the “Filing Persons” and each is a “Filing Person”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder.  The Schedule 13E-3 is being filed in connection with a short-form merger (the “Merger”) of Acquisition Co. with and into The Aristotle Corporation, a Delaware corporation (“Aristotle”), pursuant to Section 253 of the Delaware General Corporation Law (the “DGCL”). The effective date (the “Effective Date”) of the Merger is expected to be November 18, 2009 or as soon thereafter as possible.  The Filing Persons are under no obligation to consummate the Merger and could withdraw from the transaction at any time before the Effective Date.  The Filing Persons do not have the present intention to withdraw from the transaction.

As of September 30, 2009, there were issued and outstanding 17,962,875 shares of Common Stock, par value $0.01 per share (”Common Stock”), of Aristotle, 1,081,427 shares of Series I Preferred Stock, par value $0.01 per share (“Series I Preferred Stock”), of Aristotle, and 10,984,971 shares of Series J Preferred Stock, par value $0.01 per share (“Series J Preferred Stock”), of Aristotle.  As of September 30, 2009, the Geneve Entities owned an aggregate of (i) 16,279,961 (or 90.6% of the outstanding) shares of Common Stock, (ii) 58,629 (or 5.4% of the outstanding) shares of Series I Preferred Stock, and (iii) 100% of the outstanding shares of Series J Preferred Stock.  Each of the Geneve Entities intends to contribute the shares of Common Stock that it currently owns to Acquisition Co. immediately prior to the mailing of the Schedule 13E-3 to Aristotle’s unaffiliated security holders.

Upon consummation of the Merger, (i) each outstanding share of Common Stock (other than shares of Common Stock held by Acquisition Co. and stockholders of Aristotle who properly exercise statutory appraisal rights under the DGCL) and (ii) each outstanding share of Series I Preferred Stock (other than shares of Series I Preferred Stock held by the Geneve Entities and stockholders of Aristotle who properly exercise statutory appraisal rights under the DGCL) will be cancelled and automatically converted into the right to receive (A) in the case of Common Stock, $5.50 per share in cash, without interest (the “Common Stock Merger Price”), and (B) in the case of Series I Preferred Stock, $7.00 per share in cash, without interest, plus accrued and unpaid dividends in cash to the Effective Date (the “Series I Preferred Stock Merger Price”); the regular semi-annual dividend of $.33 per share of Series I Preferred Stock was paid on September 30, 2009 (to holders of record on September 22, 2009) and it is expected that an approximate additional $.09 per share will have accrued and been unpaid as of the Effective Date.  The Common Stock Merger Price and the Series I Preferred Stock Merger Price, as the case may be, would be paid upon surrender of the certificate(s) for such shares to American Stock Transfer & Trust Company (the “Paying Agent”).  The officers and directors of Aristotle will not be entitled to receive cash payments in connection with the Merger, other than as holders of Common Stock and/or Series I Preferred Stock and/or Company Stock Options (as defined below).  The aggregate amount to be paid to the officers and directors of Aristotle in connection with the Merger (solely as holders of Common Stock and/or Series I Preferred Stock) is estimated to be $2.5 million.  The Paying Agent’s address and telephone number are: American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, New York 11219 Attn: Shareholder Services, (718) 921-8317 or (877) 248-6417 (toll free).

Instructions with regard to the surrender of stock certificates, together with a description of statutory appraisal rights, will be set forth in a Notice of Merger and a Letter of Transmittal, which documents will be mailed to stockholders of record of Aristotle within 10 calendar days following the Effective Date, and should be read carefully.  Under the DGCL, no action is required by the Board of Directors or the stockholders of Aristotle for the Merger to become effective.  Aristotle will be the surviving corporation in the Merger.  As a result of the Merger, the Geneve Entities will be the only stockholders of Aristotle.

As of September 30, 2009, Aristotle had outstanding options to acquire 42,875 shares of Common Stock under its 2002 Employee, Director and Consultant Stock Plan (the "2002 Plan") and options to acquire 483,333 shares of Common Stock available to be granted under the 2002 Plan.  In connection with the Merger, any options

(“Company Stock Options”) not exercised prior to the Effective Date will be cancelled and converted into the right to receive the Common Stock Merger Price, less the option price (and any applicable withholding taxes) (the “Option Payment”).  Aristotle does not intend to grant any additional Company Stock Options prior to consummation of the Merger.

The Schedule 13E-3 and the documents incorporated by reference in the Schedule 13E-3 include certain forward-looking statements. These statements appear throughout the Schedule 13E-3 and include statements regarding the intent, belief, or current expectations of the Filing Persons, including statements concerning the Filing Persons’ strategies following completion of the Merger.  Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors including, without limitation, (i) the ability of Aristotle to obtain financing and additional capital to fund its business strategy on acceptable terms, if at all; (ii) the ability of Aristotle on a timely basis to find, prudently negotiate and consummate additional acquisitions; (iii) the ability of Aristotle to manage any to-be acquired businesses; and (iv) other factors identified in Item 1A, Risk Factors, contained in Aristotle’s Annual Report on Form 10-K for the year ended December 31, 2008.  As a result, Aristotle's future development efforts involve a high degree of risk.  For further information, please see Aristotle's filings with the Securities and Exchange Commission (the “SEC”) including its Forms 10-K, 10-K/A, 10-Q and 8-K.

SPECIAL FACTORS

PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER

Purposes

Background of the Merger

Aristotle and its subsidiaries, founded in 1986 and headquartered in Stamford, CT, is a leading manufacturer and global distributor of educational, health, medical technology and agricultural products.  A selection of over 80,000 items is offered, primarily through 50 separate catalogs carrying the brand of Nasco (founded in 1941), as well as those bearing the brands of Life/Form®, Whirl-Pak®, Simulaids, Triarco, Spectrum Educational Supplies, Hubbard Scientific, Scott Resources, Haan Crafts, To-Sew, CPR Prompt®, Ginsberg Scientific and Summit Learning.  Products include educational materials and supplies for substantially all K-12 curricula, molded plastics, biological materials and items for the agricultural, senior care and food industries.  In addition, Aristotle offers medical simulators and manikins used for training in cardiopulmonary resuscitation and the fire and emergency rescue and patient care fields.  Aristotle also markets proprietary product lines that provide exclusive distribution rights throughout all of its catalogs.  The proprietary product lines are developed internally through Aristotle’s research and development efforts and acquired externally by licensing rights from third parties.

Prior to June 17, 2002, Aristotle was a holding company which, through its subsidiaries, conducted business in two segments, the medical education and training products market and the computer-based training market.  On June 17, 2002, Aristotle merged (the "2002 Merger") with Nasco International, Inc. ("Nasco"), an indirect subsidiary of Geneve.  Pursuant to the 2002 Merger, the separate corporate existence of Nasco ceased and Aristotle was the surviving entity.  The Geneve Entities have been the controlling stockholders of Aristotle since the 2002 Merger.

On May 22, 2006, Geneve proposed (the “2006 Proposal”) to Aristotle’s board of directors, to acquire in a merger transaction (i) the balance of the outstanding shares of Common Stock not already held by the Geneve Entities for a cash purchase price of $8.06 per share, without interest, and (ii) all of the outstanding shares of Series I Preferred Stock for a cash price of $8.25 per share, without interest, plus accrued and unpaid dividends to the closing date; at the time of the 2006 Proposal, the Series I Preferred Stock carried a conversion privilege which, pursuant to its terms, ended in September 2007.  In addition, Geneve proposed that all shares of Common Stock and Series I Preferred Stock issuable under outstanding employee stock options would also be acquired on the same basis, less the option exercise price.

After almost four months of numerous contacts and discussions, Geneve and the Special Committee established by the Board of Directors of Aristotle were unable to agree on a cash purchase price for Aristotle’s Common Stock.  As a result, on September 18, 2006, Geneve withdrew its proposal.

In February 2009, Geneve began again to consider taking Aristotle private, principally because the significant cost savings (as summarized under “Reasons” below) in having Aristotle no longer be a public company were becoming vitally important given the then-recent radical change in economic conditions within the United States, especially as they related to unemployment and the consequent dramatic loss of revenue to state and local governments which are the primary providers of funding to Aristotle’s K-12 education market.  Among the savings considered by the Filing Persons to be realized by taking Aristotle private were the costs attendant to complying with the requirements mandated by the Sarbanes-Oxley Act of 2002 (“SOX”).

In June 2009, Geneve retained Watch Hill to provide an analysis of the range of values for the Common Stock and Series I Preferred Stock of Aristotle.

In July 2009, a settlement with the Internal Revenue Service occurred relating to an audit of Aristotle’s tax returns; as a result, the tax provision for the second quarter and year ended June 30, 2009 included additional taxes of $.5 million and $1.3 million for the 2006 and 2007 tax years, respectively, related to a partial disallowance of Aristotle’s historical Federal net operating tax losses that were utilized; no additional taxes were due for any years prior to 2006.  Also related to the settlement, Aristotle recorded $200,000 in interest expense in the second quarter and six months ended June 30, 2009.

On August 13, 2009, the Geneve Entities formed Acquisition Co. and the Board of Directors of Acquisition Co. authorized its management to proceed with the short-form merger of Acquisition Co. with and into Aristotle, subject to the terms and conditions of the Contribution Agreement (as hereinafter defined).  The purpose of the Merger is for the Geneve Entities to acquire the Common Stock and Series I Preferred Stock that they do not already own.  Following the Merger, the Geneve Entities will hold 100% ownership of Aristotle.  The Filing Persons believe that the extremely limited trading volume in the shares of Common Stock and Series I Preferred Stock makes ownership thereof unattractive to the unaffiliated security holders because neither the shares of Common Stock nor the Series I Preferred Stock are readily saleable in the public market.  The Filing Persons also believe that, because of Aristotle’s very small public float (estimated to be approximately $16.5 million as of July 31, 2009), the costs of maintaining Aristotle’s status as a public company are not justified.

On August 21, 2009, (i) the Geneve Entities entered into a Contribution Agreement (the “Contribution Agreement”) with Acquisition Co., pursuant to which the Geneve Entities will contribute to Acquisition Co. an aggregate of 16,279,971 shares of Common Stock (representing all of the shares of Common Stock held by the Geneve Entities) immediately prior to the mailing of the Schedule 13E-3 to Aristotle’s unaffiliated security holders and (ii) the Filing Persons filed an initial Schedule 13E-3 with the SEC announcing the intention of the Geneve Entities to cause Acquisition Co. to effect the Merger with Aristotle.  Pursuant to the terms of the Merger, each outstanding share of Common Stock and Series I Preferred Stock (other than shares of Common Stock held by Acquisition Co., shares of Series I Preferred Stock held by the Geneve Entities and stockholders of Aristotle who properly exercise statutory appraisal rights under the DGCL) will be cancelled and automatically converted into the right to receive in cash (A) in the case of shares of Common Stock, the Common Stock Merger Price, and (B) in the case of shares of Series I Preferred Stock, the Series I Preferred Stock Merger Price  Immediately following consummation of the Merger, the shares of Common Stock and Series I Preferred Stock will be de-registered under the Exchange Act.

Reasons

In determining whether to acquire the outstanding Common Stock and Series I Preferred Stock that they do not already own, and to effect the Merger, the Filing Persons considered the following factors to be the principal benefits of taking Aristotle private:

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the reduction in the amount of public information available to competitors about Aristotle’s businesses that would result from the termination of Aristotle’s obligations under the reporting requirements of the Exchange Act, and the rules and regulations promulgated thereunder and any other requirements of the SEC;

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projected annual cost savings of approximately $750,000 by Aristotle no longer being a public company beginning in 2010, as below:

Projected Annual Cost Savings
Board of Director fees and expenses	$50,000
Accounting and audit fees	125,000
Fees and expenses related to compliance with SOX	300,000
Legal	25,000
Stockholder related expenses (i.e. printing, meetings, transfer agent))	100,000
Director and officer insurance	75,000
Miscellaneous fees and expenses	75,000
Total	$750,000

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the elimination of additional burdens on management associated with public reporting and other tasks resulting from Aristotle’s public company status, including, for example, the dedication of time by and resources of Aristotle’s management and Board of Directors to stockholder inquiries and investor and public relations; in general, it is estimated that certain members of Aristotle’s senior management devote up to 20% of their time to tasks associated with public reporting and related matters;

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the greater flexibility that Aristotle’s management would have to focus on long-term business goals, as opposed to quarterly earnings, as a non-reporting company; and

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the Merger would result in immediate liquidity for the unaffiliated security holders of the Common Stock and Series I Preferred Stock at the same time and at predetermined prices without the payment of any brokerage fees or commissions, especially considering the lack of interest by institutional investors in companies with a limited public float (Aristotle’s public float is estimated to be approximately $16.5 million as of July 31, 2009) and the fact that the public market has historically offered minimal liquidity for investors, as average daily trading volume of shares of Common Stock and Series I Preferred Stock during the three-month period ended August 21, 2009 and August 19, 2009 was only 9,700 and 120, respectively.

The Filing Persons also considered a variety of risks and other potentially negative factors for the unaffiliated security holders and the Filing Persons concerning the Merger, including that:

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the Filing Persons and Aristotle will be the sole beneficiaries of the cost savings that result from going private;

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following the Merger, if Aristotle’s financial condition improves, the unaffiliated security holders will not participate in any future earnings of or benefit from any increases in Aristotle’s value; only the Filing Persons would benefit by an increase in the value of Aristotle;

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for U.S. Federal income tax purposes generally, the cash payments made to the unaffiliated security holders pursuant to the Merger may be taxable to the unaffiliated security holders;

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in connection with the Merger, the unaffiliated security holders will be required to surrender their shares of Common Stock and/or Series I Preferred Stock involuntarily in exchange for the Common Stock Merger Price and/or the Series I Preferred Stock Merger Price, as applicable, as determined by the Filing Persons, and not at a time and price of their choosing; and

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the unaffiliated security holders have not been represented in discussions about the Merger, either by the Board of Directors of Aristotle (which, by statute, is not involved in the short-form merger process) or an independent committee representing the interests of the unaffiliated security holders.

Alternatives

The Filing Persons also considered the advantages and disadvantages of certain alternatives to acquiring the public stockholder interests in Aristotle, including leaving Aristotle as a public company in which the Filing Persons own 90.6% of the Common Stock.  In the view of the Filing Persons, the principal advantage of leaving Aristotle as a majority-owned, public company would be the potential investment liquidity of owning securities of a public company and the possibility for use of Aristotle’s securities to raise capital or make acquisitions.  However, the Filing Persons do not expect Aristotle to do so in the foreseeable future. The Filing Persons also noted that companies of similar size and public float to Aristotle do not typically receive the necessary attention from stock analysts and the investment community to create substantial liquidity.  Therefore, the Filing Persons concluded that the advantages of leaving Aristotle as a more-than-90% owned, public subsidiary were outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.  The Filing Persons have determined to effect the Merger at this time because they wish to realize as immediately as possible the benefits of taking Aristotle private, as discussed above.  The current market prices of the Common Stock and Series I Preferred Stock were not factors in the timing of the Filing Persons’ decision to effect the Merger.

The Filing Persons believe that effecting the transaction by way of a short-form merger under Section 253 of the DGCL is the quickest and most cost-effective way for the Geneve Entities to acquire the outstanding Common Stock and Series I Preferred Stock that they do not already own, as well as an equitable and fair way to provide liquidity, in the form of the Merger consideration, to the unaffiliated security holders for their shares of Common Stock and/or Series I Preferred Stock.  As a consequence, the Filing Persons rejected such transactions as a long-form merger, tender offer or reverse stock split. The short-form merger allows the unaffiliated security holders to receive cash for their shares of Common Stock and Series I Preferred Stock quickly, and allows Aristotle to become a privately held company without any action by the Board of Directors of Aristotle or the unaffiliated security holders.  Notwithstanding Geneve’s intention to consummate a merger with Aristotle in 2006, at that time the Filing Persons did not hold the requisite 90% of the voting power of Aristotle in order to consider a short form merger under §253 of the DGCL.  The Filing Persons now hold 90.6% of the voting power.

The Filing Persons do not expect to entertain an offer for their ownership interest in Aristotle.

Effects

General.  Upon completion of the Merger, the Filing Persons will have complete control over the conduct of Aristotle’s business and will have a 100% interest in the net assets, net book value and net earnings of Aristotle.  In addition, upon completion of the Merger, only the Filing Persons will receive the benefit of the right to participate in any future increases in the value of Aristotle and will bear the risk of any losses incurred in the operation of Aristotle and any decrease in the value of Aristotle.  The Filing Persons will indirectly realize all of the benefit in the estimated savings of at least $750,000 per year in costs related to being a public company.  The aggregate ownership of the Geneve Entities in the Common Stock immediately prior to the Merger is 90.6%.  Upon completion of the Merger, the Filing Persons’ interest in Aristotle’s net book value (approximately $115.4 million on June 30, 2009) and net earnings (approximately $7.8 million for the first six months of the fiscal year ending December 31, 2009) will increase from 90.6% to 100% thereof.

More specifically, prior to the Merger, Nasco Holdings, Geneve and SIC Securities will hold 83.5%, 5.9% and 1.2%, respectively (aggregating 90.6%), of the Common Stock outstanding at June 30, 2009, representing interests of (i) $96.4 million, $6.8 million and $1.4 million, respectively, in Aristotle’s net book value and (ii) $6.5 million, $460,000 and $94,000, respectively, in Aristotle’s net earnings for the six month period ended June 30, 2009.  Assuming the Merger had been effected as of June 30, 2009, Nasco Holdings, Geneve and SIC Securities would have held, individually, 92.2%, 6.5% and 1.3%, respectively (aggregating 100%), of the outstanding Common Stock, representing interests of (i) $91.2 million, $6.4 million, and $1.3 million, respectively, in Aristotle’s net book value (after distributions to former stockholders) and (ii) $7.2 million, $500,000 and $100,000, respectively, in Aristotle’s net earnings for the six months ended June 30, 2009.  EN, as the indirect beneficial owner of the Common Stock held by the Geneve Entities, has an indirect 90.6% interest in Aristotle’s (i) net book value, representing $104.6 million and (ii) net earnings, representing $7.1 million.  Assuming the Merger had been effected as of June 30, 2009, EN’s indirect interest in Aristotle’s net book value and net earnings would have increased to 100%, representing $98.9 million (after distributions to former stockholders) and $7.8 million, respectively.  The Filing Persons note that the tangible book value of Aristotle as at June 30, 2009 (excluding (i) the liquidation value of the Series I Preferred Stock and the Series J Preferred Stock of $72.2 million and (ii) goodwill of $13.9 million) would be $29.3 million (or $1.63 per share of Common Stock); and, that if the Series I Preferred Stock were valued at the Series I Preferred Stock Merger price of $7.00 per share, and the Series J Preferred Stock were valued at the implied merger pricing of $7.63 per share, such tangible book value of Aristotle as at June 30, 2009 would have been $10.1 million (or $.56 per share of Common Stock).

Stockholders.  Upon completion of the Merger, the unaffiliated security holders will no longer have any interest in, and will not be stockholders of, Aristotle, and therefore will not participate in Aristotle’s future earnings and potential growth and will no longer bear the risk of any decreases in the value of Aristotle.  In addition, the unaffiliated security holders will not share in any distribution of proceeds after any sales of businesses of Aristotle, whether contemplated at the time of the Merger or thereafter.  See Item 6(c) “Purposes of the Transaction and Plans or Proposals-Plans,” beginning on Page 34 of the Schedule 13E-3.  All of the unaffiliated security holders’ other indicia of stock ownership, such as the right to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of Aristotle, and to receive appraisal rights upon certain mergers or consolidations of Aristotle (unless such appraisal rights are perfected in connection with the Merger) will be extinguished upon completion of the Merger.  Instead, the unaffiliated security holders will have liquidity, in the form of the Common Stock Merger Price and/or the Series I Preferred Stock Merger Price, as applicable, in place of an ongoing equity interest in Aristotle in the form of shares of Common Stock and/or Series I Preferred Stock.  However, the unaffiliated security holders will be required to surrender their shares of Common Stock and/or Series I Preferred Stock involuntarily in exchange for the Common Stock Merger Price and/or the Series I Preferred Stock Merger Price, as the case may be, and will not have the right to liquidate the shares of Common Stock and/or Series I Preferred Stock at a time and for a price of their choosing.  In summary, if the Merger is completed, the unaffiliated security holders will have no ongoing rights as stockholders of Aristotle (other than statutory appraisal rights in connection with the Merger, if properly perfected under the DGCL).

The Shares of Common Stock and Series I Preferred Stock.  Once the Merger is consummated, public trading of the shares of Common Stock and Series I Preferred Stock will cease.  The Filing Persons intend to deregister the shares of Common Stock and Series I Preferred Stock under Section 13 of the Exchange Act.  As a result, Aristotle will no longer be required to file annual, quarterly, and other periodic and current reports with the SEC under the Exchange Act and will no longer be subject to the proxy rules under Section 14 of the Exchange Act.  In addition, Geneve will no longer be subject to reporting its ownership of shares of Common Stock and Series I Preferred Stock under Section 13 of the Exchange Act or to the requirement under Section 16 of the Exchange Act to disgorge to Aristotle certain profits from the purchase and sale of shares of Common Stock and/or Series I Preferred Stock.

The Company Stock Options.  As of September 30, 2009, Aristotle had outstanding Company Stock Options to purchase 42,875 shares of Common Stock, options available for grant to purchase 483,333 shares of Common Stock and options to purchase 1,500,000 shares of Common Stock authorized under the 2002 Plan.  Aristotle does not intend to grant any additional options under the 2002 Plan.  In connection with the Merger, Company Stock Options will be cancelled and exchanged into the right to receive the Option Payment.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. Federal income tax consequences relevant to a United States Holder (as defined below) of the Merger.  This summary is based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), United States judicial decisions, administrative pronouncements, existing and proposed Treasury regulations, all as in effect as of the date hereof.  All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in United States Federal income tax consequences different from those discussed below.  No ruling has been obtained, and no ruling will be requested, from the Internal Revenue Service with respect to any of the United States Federal income tax consequences described below, and as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions that are reached and described herein.

The discussion does not cover all aspects of U.S. Federal income taxation that may be relevant to particular investors and does not address state, local, foreign, or other tax laws. In particular, this summary does not discuss all of the tax considerations that may be relevant to certain taxpayers subject to special treatment under U.S. Federal income tax laws (such as financial institutions, regulated investment companies, real estate investment trusts, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers or traders in securities or currencies, investors whose functional currency is not the U.S. dollar, persons holding the stock as part of a hedging, integrated or conversion transaction, constructive sale or “straddle,” persons who acquired their stock through the exercise or cancellation of employee stock options or otherwise as compensation for their services, or investors other than United States Holders).

For purposes of this summary, the term “United States Holder” means a beneficial owner of shares of Common Stock and/or Series I Preferred Stock that, for U.S. Federal income tax purposes, is

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an individual who is a citizen or resident of the United States;

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a corporation or other entity taxable as a corporation that is created or organized in or under the laws of the United States or any state thereof (or the District of Columbia);

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an estate the income of which is subject to U.S. Federal income tax regardless of its source; or

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a trust (x) if a court within the United States is able to exercise primary jurisdiction over the administration of the trust, and one or more United States persons (within the meaning of the Internal Revenue Code) have the authority to control all substantial decisions of the trust; or (y) that has an election in effect under applicable income tax regulations to be treated as a United States person.

If a partnership is a beneficial owner of shares of Common Stock and/or Series I Preferred Stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership that holds shares of Common Stock and/or Series I Preferred Stock, you should consult your tax advisor regarding the tax consequences of the Merger.

ALL BENEFICIAL OWNERS OF SHARES OF COMMON STOCK AND/OR SERIES I PREFERRED STOCK SHOULD CONSULT THEIR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

The receipt of cash by a United States Holder pursuant to the Merger or pursuant to the United States Holder’s statutory appraisal rights will be a taxable transaction for U.S. Federal income tax purposes.  A United States Holder will generally recognize U.S. source capital gain or loss on the disposition of shares of Common Stock and/or Series I Preferred Stock equal to the difference, if any, between the amount of cash the United States Holder receives in the Merger and the United States Holder’s adjusted tax basis in the shares of Common Stock and/or Series I Preferred Stock, as applicable.  A United States Holder’s basis in a share of Common Stock and/or Series I Preferred Stock, as applicable, will generally be the cost at which it was purchased.  Capital gain or loss will be long-term capital gain or loss if the United States Holder held the shares of Common Stock and/or Series I Preferred Stock for more than one year at the time of disposition.  The deductibility of capital losses is subject to significant limitations under the Internal Revenue Code.

Information Reporting and Backup Withholding Tax

Under certain circumstances, the Internal Revenue Code imposes a backup withholding obligation on certain reportable payments.  Proceeds from the exchange or disposition of shares of Common Stock and/or Series I Preferred Stock pursuant to the Merger that are paid in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules, unless a United States Holder is a corporation or other exempt recipient.  In addition, payments that are subject to information reporting may be subject to backup withholding (currently at the rate of 28%) if a United States Holder does not provide its taxpayer identification number and otherwise comply with the backup withholding rules.  Backup withholding is not an additional tax.  Amounts withheld under the backup withholding rules are available to be credited against a United States Holder’s U.S. Federal income tax liability and may be refunded to the extent they exceed such liability, provided the required information is provided to the Internal Revenue Service.  Stockholders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Tax Consequences

The Merger will not have material U.S. Federal income tax consequences to any of the Filing Persons or to Aristotle.

FAIRNESS OF THE MERGER

Position of the Filing Persons as to the Fairness of the Merger

Each of the Filing Persons is expressing its or his reasonable belief as to the substantive and procedural fairness of the Merger to the unaffiliated security holders.  Each of the Filing Persons has concluded that the Merger is both substantively and procedurally fair to the unaffiliated security holders of Aristotle, based primarily on the following factors:

The Merger Consideration. The Merger will enable the unaffiliated security holders of Aristotle to realize (without the payment of any brokerage fees or commissions) cash for their shares of Common Stock at premiums of (i) approximately 11.3% to the last sales price of the Common Stock on the day one day prior, (ii) approximately 17.7% to the last sales price of the Common Stock on the day one month prior and (iii) approximately 20.8% to the last sales price of the Common Stock on the day three months prior, in each case, to the date of the initial filing of the Schedule 13E-3.

The Merger will enable the unaffiliated security holders of Aristotle to realize (without the payment of any brokerage fees or commissions) cash for their shares of Series I Preferred Stock at approximately the last sales price of the Series I Preferred Stock as of August 19, 2009, the last date on which the Series I Preferred Stock traded immediately prior to the initial filing of the Schedule 13E-3; the regular semi-annual dividend of $.33 per share of Series I Preferred Stock was paid on September 30, 2009 (to holders of record on September 22, 2009) and it is expected that an additional amount of approximately $.09 per share will have accrued and been unpaid as of the Effective Date.

Rate of Return for Long-Standing Unaffiliated Security Holders.  Immediately prior to the announcement in November 2001 of the merger transaction which consummated in June 2002 (the “2002 transaction”) between Nasco International, Inc., a then indirect subsidiary of Geneve, and the predecessor of Aristotle (“old Aristotle”), the price per share of the common stock of old Aristotle was about $6.50.  Pursuant to the terms of the 2002 transaction, holders of the common stock of old Aristotle received a dividend of one share of Series I Preferred Stock for each share of common stock of old Aristotle (upon effectiveness of the 2002 transaction, the market price of the Common Stock was $2.95 per share and the Series I Preferred Stock was $6.00 per share).  During the approximate seven and one-quarter years since the date of the 2002 transaction, there have been paid to, or accrued for, Series I Preferred Stock holders a total of approximately $4.75 per share in cash dividends.  Thus, based upon the terms of the Merger, the value of the Common Stock has, to date, increased from $6.50 to about $17.25 for Common Stock holders who held shares of Common Stock as of the November 2001 announcement date of the 2002 transaction and who continued to hold the shares of Series I Preferred Stock issued as a dividend in connection with the 2002 transaction.  During that same period, the Nasdaq Composite showed no material change.

Series I Preferred Stock.  In respect of the Series I Preferred Stock, the Filing Persons considered that (i) the liquidation value of the Series I Preferred Stock is $6.00 per share, plus accrued and unpaid dividends; (ii) the Series I Preferred Stock no longer has a conversion privilege; (iii) the term of the Series I Preferred Stock is perpetual; (iv) the provisions of the Series I Preferred Stock contain no covenants; and (v) holders do not have any rights in the event that dividends are not declared and paid on the Series I Preferred Stock.

Changed Economic Conditions.  In determining the Common Stock Merger Price and the Series I Preferred Stock Merger Price, the Filing Persons took into consideration, among other things, the severe pressures on federal, state and local budgets, upon which Aristotle’s K-12 education business is principally dependent, as a result of the severe downward change in U.S. and foreign financial and macroeconomic conditions over the past two years.  This is evidenced by a substantial decline in the estimated sales, EBITDA and adjusted earnings per share of Aristotle for the year ending December 31, 2009 as compared to the year ended December 31, 2008.  Recent reportage of state financial conditions have indicated that: (i) at least 48 states have addressed or still face shortfalls in their budgets for fiscal year 2010 (which commenced July 1, 2009) totaling $168 billion or 24% of state budgets; (ii) at least 36 states anticipate deficits totaling $74 billion for fiscal 2011, and that these gaps are likely to grow as more states prepare projections and revenues continue to fall; and (iii) combined budget gaps for the 2010 and 2011 fiscal years are estimated to total at least $350 billion.

The Filing Persons also reflected on the financial results of Aristotle used in formulating the 2006 Proposal (see “Background of the Merger” beginning on page 7 of the Schedule 13E-3) as compared to those at the present time in determining the fairness of the Merger.  For the years ended December 31, 2005 and 2006, Aristotle’s net revenue was $188.8 million and $203.0 million, respectively (an increase of 7.5%), and its EBITDA was $29.8 million and $32.6 million, respectively (an increase of 9.5%); for the six months ended June 30, 2005 and 2006, Aristotle’s net revenue was $91.9 million and $99.6 million, respectively (an increase of 8.4%), and its EBITDA was $14.4 million and $16.4 million, respectively (an increase of 14.1%).  For the six months ended June 30, 2008 and 2009, however, Aristotle’s net revenue was $107.2 million and $97.7 million, respectively (a decrease of 8.9%), and its EBITDA was $19.6 million and $16.5 million, respectively (a decrease of 16.0%).  The estimated EBITDA for the year ending December 31, 2009 is $31.7 million compared to $32.6 million for the year ended December 31, 2006.

Financial Analysis of the Merger.  In considering the fairness of the Common Stock Merger Price and the Series I Preferred Stock Merger Price from a financial point of view, Geneve retained Watch Hill to provide an analysis of the range of values of the Common Stock and the Series I Preferred Stock resulting from the application of generally accepted valuation methodologies.  Certain of these methodologies suggested values which exceeded the Common Stock Merger Price.  The Filing Persons believe, however, that some of the methodologies used by Watch Hill are not relevant to the Merger, considering the level of ownership, interest in and control exercised by the Filing Persons over Aristotle, the lack of institutional and other market interest in Aristotle, the extremely low historical trading volume of the Common Stock and the lack of prospects for the unaffiliated security holders to dispose of their shares absent the merger.

The Filing Persons believe that the discounted cash flow methodology is the most reliable approach in considering fairness since this is the method heavily or even exclusively relied upon by the Delaware courts to determine value in appraisal proceedings.  The Filing Persons believe that it is especially appropriate to use the discounted cash flow method in connection with the Merger, where Aristotle is under the total control of the Filing Persons, management’s financial projections are credible, there is no basis for a control premium and the relevant value is the intrinsic value of Aristotle.

For purposes of its discounted cash flow analysis in its August 14, 2009 Presentation Report, Watch Hill used estimated EBITDA of Aristotle for the year ending December 31, 2009 of $30.7 million based on Aristotle management’s guidance at that time.  Additionally, Watch Hill utilized the aggregate liquidation value of the outstanding shares of Series I Preferred Stock and Series J Preferred Stock of $72.2 million ($6.00 per share) in its discounted cash flow analysis, with resulting per share values for the Common Stock in the range of $4.87 to $6.53, and a midpoint of $5.61. Subsequent to the date of the Watch Hill Presentation Report, the management of Aristotle revised the estimated EBITDA of Aristotle for the year ending December 31, 2009 to $31.7 million.  The impact of such a change on the discounted cash flow analysis would be a change of $0.04 per share for the Common Stock representing a range of $4.91 to $6.57, and a midpoint of $5.65.  The Filing Persons note, however, that, if the Series I Preferred Stock would have been valued at the Series I Preferred Stock Merger Price of $7.00 per share, and the Series J Preferred Stock would have been valued at the implied merger pricing of $7.63 per share, the discounted cash flow analysis would imply per share values of the Common Stock of $3.86 to $5.52, with a midpoint of approximately $4.69, inclusive of the revised full year 2009 EBITDA estimate.

The Watch Hill valuation of the Series I Preferred Stock was based partly on comparisons to other publicly traded preferred shares.  For reasons similar to those above in respect of the Common Stock, the Filing Persons did not believe that these comparisons were especially probative of the fairness of the Series I Preferred Stock Merger Price.

Lack of Liquidity.  The average daily trading volume for shares of (i) Common Stock for the three-month period prior to August 21, 2009, the last date on which Common Stock traded prior to the date of the Schedule 13E-3, was approximately 9,700 shares, and (ii) Series I Preferred for the three-month period prior to August 19, 2009, the last date on which Series I Preferred Stock traded prior to the date of the Schedule 13E-3, was approximately 120 shares; as a result of this minimal liquidity, it may be difficult for the unaffiliated security holders to sell even small amounts of Common Stock and/or Series I Preferred Stock without adversely impacting the respective market prices thereof.

No Firm Offers.  None of the Filing Persons has received a firm offer for their equity interests in Aristotle from a third party within the past two (2) years.  The Filing Persons have indicated that they do not expect to entertain an offer for their ownership interest in Aristotle.

Current and Historical Market Prices.  Although the Filing Persons considered whether the consideration being offered to the unaffiliated security holders of Aristotle constitutes fair value in relation to current and historical market prices for the shares of Common Stock and Series I Preferred Stock, the Filing Persons gave greater weight to other factors. The Filing Persons believe that the market prices are not an accurate indicator because Aristotle’s shares of Common Stock and Series I Preferred Stock are only lightly traded.  Consequently, the Filing Persons believe that the sale by any stockholder of Aristotle of any significant amount of shares of Common Stock and/or Series I Preferred Stock would likely result in a substantial reduction in the market price of the shares thereof.

The Merger is being Effected under the “Short-form” Merger Provisions of the DGCL.  As the holder of more than 90% of the outstanding voting stock of Aristotle, Acquisition Co. will have effectuated the Merger in accordance with the short-form merger provisions of Section 253 of the DCGL; the Merger does not require the approval by the unaffiliated security holders of Aristotle’s Common Stock.

Appraisal Rights.  Although the Merger does not require the approval of a majority of the unaffiliated security holders of Aristotle or a majority of disinterested directors of Aristotle, and there has not been a representative of the unaffiliated security holders of Aristotle to negotiate on their behalf, the Filing Persons believe that the Merger is procedurally fair because the unaffiliated security holders of Aristotle will be entitled to exercise appraisal rights to receive a court-determined fair value for their shares of Common Stock and/or Series I Preferred Stock under Section 262 of the DGCL (see Item 4(d), “Terms of the Transaction-Appraisal Rights” beginning on page 31 of the Schedule 13E-3) and because the Filing Persons are providing advance notice of the Merger. The Filing Persons believe that they have disclosed fully the relevant information to permit the unaffiliated security holders of Aristotle to determine whether to accept the Common Stock Merger Price and/or the Series I Preferred Stock Merger Price, or to seek appraisal for their shares of Common Stock and/or Series I Preferred Stock.

Purchases of Capital Stock of Aristotle by the Filing Persons during the Past Two Years.  The Filing Persons did not consider purchases of shares by them of Series I Preferred Stock during the past two (2) years to be indicative of the current value of such shares because such purchases were generally made in small lot sizes and in the face of limited trading volume, conditions which are not useful in determining the fair value of the shares of the Series I Preferred Stock. None of the Filing Persons made any purchases of Common Stock during the past two years.

Net Book Value Multiple Valuation.  The Filing Persons elected not to use this method of valuation because net book value multiples are traditionally not utilized to value entities such as Aristotle, but rather are often used as a valuation technique with respect to companies in the financial industry.

Going Concern Valuation.  A primary aspect of a going concern valuation is the discounted cash flow methodology.

Liquidation Value Analysis.  The Filing Persons did not consider the Common Stock Merger Price and/or the Series I Preferred Stock Merger Price as compared to any implied liquidation value because it was not contemplated that Aristotle would be liquidated, whether or not the Merger was consummated.

In addition to the foregoing factors and analyses, the Filing Persons have considered the following additional four factors:

No Future Participation in the Prospects of Aristotle.  Following the consummation of the Merger, the unaffiliated security holders of Aristotle will cease to participate in the future earnings or growth, if any, of Aristotle, or benefit from an increase, if any, in the value of their holdings in Aristotle.

Conflicts of Interests.  The interests of the Filing Persons in determining each of the Common Stock Merger Price and the Series I Preferred Stock Merger Price may be adverse to the interests of the unaffiliated security holders of Aristotle.

Messrs. Edward Netter, Steven B. Lapin, Brian Schlier and H. William Smith are officers of each of Geneve and Aristotle.  Each of Messrs. Edward Netter and Lapin were involved in structuring the going private transaction contemplated by the Schedule 13E-3.  None of Messrs. Edward Netter, Lapin, Schlier or Smith will receive any benefits in connection with the transaction contemplated by the Schedule 13E-3 other than in their capacity as direct or indirect holders of Common Stock and/or Series I Preferred Stock.  The Filing Persons contemplate that, following consummation of the Merger, (i) each of the officers of Aristotle will continue in such officer’s current position with Aristotle and (ii) each of the current directors of Aristotle will continue as directors of Aristotle or advisors to the Board of Directors of Aristotle.

No Opportunity for Aristotle’s Board of Directors or the Unaffiliated Security Holders to Vote on the Merger.  Because the Merger is being effected pursuant to a short-form merger under Section 253 of the DGCL and consequently does not require approval by Aristotle’s Board of Directors or Aristotle’s stockholders, neither Aristotle’s Board of Directors nor the unaffiliated security holders of Aristotle will have the opportunity to vote on the Merger.

No Special Committee Representing the Unaffiliated Security Holders’ Interests.  Aristotle’s Board of Directors did not establish a special committee consisting of non-management, independent directors for the purpose of representing solely the interests of the unaffiliated security holders of Aristotle and retaining independent advisors to assist with the evaluation of strategic alternatives, including the Merger.

After having given these additional four factors due consideration, the Filing Persons have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the Merger is substantively and procedurally fair to the unaffiliated security holders of Aristotle.

In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the Merger to the unaffiliated security holders of Aristotle, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank, or otherwise assign relative weights to the specific factors they considered.  Moreover, the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

The Filing Persons have not considered any factors, other than as stated above, regarding the fairness of the Merger to Aristotle’s unaffiliated security holders, as it is their view that the factors they considered provided a reasonable basis to form their belief.

REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Preparer of Presentation Report

In considering the fairness of the Merger from a financial point of view to the unaffiliated security holders, the Filing Persons reviewed an analysis on the range of values of the Common Stock and Series I Preferred Stock resulting from the application of generally accepted valuation methodologies.  The financial analysis, including the selection of valuation methodologies, was prepared by Watch Hill in a presentation report, dated August 14, 2009 (“Presentation Report”) provided to the Filing Persons.  Watch Hill received a fee of $75,000 for such services.  No part of such fee was contingent upon consummation of the Merger.  In addition, the Filing Persons agreed to reimburse Watch Hill for its reasonable out-of-pocket expenses related to its engagement.

Watch Hill is an independent investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements, leveraged buyouts and valuations for real estate, corporate and other purposes.  Watch Hill was selected to provide the Presentation Report based upon its experience, expertise and familiarity with Aristotle’s business.

On June 22, 2009, Geneve engaged Watch Hill to provide the Presentation Report in connection with the Merger.  Watch Hill consented to the references to the Presentation Report in the Schedule 13E-3, and to the availability of the Presentation Report to holders of the Common Stock and Series I Preferred Stock.  The Presentation Report in no way constituted, was described as or was relied upon by any party as a "fairness opinion" or a report, opinion or appraisal with respect to the fairness of a transaction involving Aristotle or its outstanding securities or the fairness of the consideration to be paid for any of its outstanding securities in any such transaction.  The summary of the Presentation Report set forth in this Transaction Statement is qualified in its entirety by reference to the Presentation Report. The Presentation Report does not reflect any developments that may occur or may have occurred after the date of the Presentation Report and prior to the completion of the Merger. Watch Hill has no obligation to update, revise or reaffirm the Presentation Report, and Geneve does not currently expect that it will request an updated report from Watch Hill.

Watch Hill’s Presentation Report was only one of many factors taken into consideration by the Filing Persons in making the determination of the Common Stock Merger Price and the Series I Preferred Stock Merger Price.  Consequently, the analyses described below should not be viewed as determinative of the opinion of the Filing Persons with respect to the equity value per share of Aristotle’s Common Stock and Series I Preferred Stock.

No limitations were imposed by Geneve on the scope of Watch Hill’s investigation or the procedures to be followed by Watch Hill in its Presentation Report.  Watch Hill was not requested to and did not make any recommendation to Geneve as to the form or amount of the consideration to be paid to Aristotle’s shareholders.  The Presentation Report is based on the financial and comparative analyses described below.  The Presentation Report was directed to Geneve for use in connection with the Merger.  Watch Hill’s Presentation Report addressed only the range of values of the Common Stock and Series I Preferred Stock resulting from the application of generally accepted valuation methodologies and did not address any other aspect of the Merger.

In conducting its financial analysis, Watch Hill reviewed, among other things:

•

Audited consolidated financial statements of Aristotle for the fiscal years ended December 31, 2003 through 2008, and the unaudited consolidated financial statements of Aristotle for the six months ended June 30, 2009;

•

Unaudited internal financial statements of Aristotle for the fiscal year ended December 31, 2008, and the unaudited internal monthly management reports for each of the months from December 2008 through June 2009;

•

Detailed financial projections for the fiscal year ended December 31, 2009, prepared by Aristotle’s management as of October 2008;

•

Discussions with Aristotle’s senior management to review the business, its current financial position and the general prospects of Aristotle, as well as amended guidance on updated management estimates for the fiscal year ended December 31, 2009 and the 2010-2014 period;

•

A draft of the Schedule 13E-3;

•

Historical stock prices and trading volume of the Common Stock and the Series I Preferred Stock;

•

Discounted cash flow and leveraged buyout analyses prepared by Watch Hill for Aristotle on a stand-alone basis;

•

Premiums paid, to the extent publicly available, in merger transactions selected by Watch Hill;

•

Financial terms, to the extent publicly available, of certain comparable transactions involving companies similar to Aristotle, as prepared by Watch Hill;

•

Comparison of Aristotle’s financial performance and market valuation ratios with that of certain other publicly traded companies deemed to be comparable to Aristotle, as prepared by Watch Hill;

•

Comparable high yield and perpetual preferred stock pricing and yields, as prepared by Watch Hill; and

•

Other analyses and examinations deemed necessary and appropriate by Watch Hill.

Watch Hill relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Watch Hill by or on behalf of the Filing Persons or Aristotle, or that was otherwise reviewed by Watch Hill, and did not assume any responsibility for independently verifying any of such information.  With respect to the financial forecasts and amended guidance on management estimates supplied to Watch Hill by Aristotle, Watch Hill assumed that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of management as to the future operating and financial performance of Aristotle, and that they provided a reasonable basis upon which Watch Hill could perform its analyses.  Such forecasts and projections were not prepared with the expectation of public disclosure.  All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions.  Accordingly, actual results could vary significantly from those set forth in such projected financial information.  Watch Hill has relied on this projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

Watch Hill also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Aristotle since the date of the last available financial statements.  Watch Hill did not make or obtain any independent evaluation, appraisal or physical inspection of Aristotle’s assets or liabilities.

The Presentation Report is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to Watch Hill as of, the date of the Presentation Report.  It is understood that subsequent developments may affect the results of the Presentation Report and that Watch Hill does not have any obligation to update, revise or reaffirm its Presentation Report.

Watch Hill performed a variety of financial analyses that are summarized below.  Such summary does not purport to be a complete description of such analyses.  Watch Hill believes that its analyses and the summary set forth herein must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the Presentation Report.  The preparation of a valuation report is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description.  The range of valuations resulting from any particular analysis described below should not be taken to be Watch Hill’s view of the actual value of Aristotle.  In its analyses, Watch Hill made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Aristotle.  Any estimates contained in Watch Hill’s analyses are not necessarily indicative of actual future values or results, which may be significantly more or less favorable than suggested by such estimates.  Estimates of values of companies do not purport to be appraisals or necessarily reflect the actual prices at which companies or their securities actually may be sold.  No company or transaction utilized in Watch Hill’s analyses was identical to Aristotle or the Merger.  Accordingly, an analysis of the results described below is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other facts that could affect the public trading value of the companies to which they are being compared.  None of the analyses performed by Watch Hill was assigned a greater significance by Watch Hill than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Watch Hill.  The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which the Common Stock and the Series I Preferred Stock may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

In accordance with customary investment banking practice, Watch Hill employed generally accepted valuation methods in its Presentation Report. The following is a summary of the material financial analyses that Watch Hill used in its Presentation Report.  The summary data set forth below do not represent and should not be viewed by anyone as constituting conclusions reached by Watch Hill with respect to any of the analyses performed by it in connection with the Presentation Report.  Accordingly, the data included in the summary tables and the corresponding imputed ranges of value for the Common Stock and the Series I Preferred Stock should be considered as a whole and in the context of the full narrative description of all of the financial analyses set forth in the following pages, including the assumptions underlying these analyses.

Summary of Presentation Report

Subject to the foregoing, the following is a summary of the material financial analyses undertaken by Watch Hill with respect to Aristotle:

Discounted Cash Flow Analysis

Watch Hill performed a discounted cash flow analysis of Aristotle in which it calculated the present value of Aristotle’s projected future cash flows based on internal financial projections and amended guidance on updated estimates from management.  Watch Hill estimated a range of theoretical values for Aristotle based on the net present value of Aristotle’s projected cash flows and a terminal value in 2018.  Watch Hill applied a range of discount rates of 14.0% to 16.0% to projected cash flows based on its analysis of the weighted average cost of capital of comparable companies and characteristics unique to Aristotle, including size, liquidity and capital structure.  Watch Hill applied a range of perpetuity growth rates of 3.25% to 3.75% to calculate the terminal value.  This analysis resulted in implied equity values of Aristotle ranging from a low of $4.87 to a high of $6.53, and a midpoint of $5.61 per share of Common Stock.

Leveraged Buyout Analysis

Watch Hill performed a leveraged buyout analysis to determine a reasonable price per share of Common Stock that a hypothetical financial buyer would pay for Aristotle, based on assumptions regarding current capital market conditions, including:

▪

The amount of debt and associated interest rates a financial buyer could expect to raise in a leveraged acquisition; and

▪

Expected rates of return for private equity and subordinated debt investors.

Watch Hill observed the 5-year internal rates of return on a potential equity investment assuming exit values in 2014 based on multiples of 4.5x-5.5x fiscal 2014E EBITDA, and assumed a range of internal rates of return on equity invested from 20% to 30%.  This analysis resulted in implied equity values of Aristotle ranging from a low of $4.89 to a high of $5.77, and a midpoint of $5.27 per share of Common Stock.

Market Premiums Paid in Precedent Transactions Analysis

Watch Hill considered market premiums paid in both precedent (i) short-form mergers and (ii) “going-private” transactions.

Precedent Short-Form Mergers

Watch Hill reviewed publicly available information for selected short-form mergers relative to pre-announcement market trading prices to determine the premiums paid in the transactions over recent trading prices.  Watch Hill reviewed precedent short-form mergers since January 2003 and found that the median premium one day, one month and three months prior to announcement was approximately 20%, 22% and 31%, respectively.  Using Aristotle’s share price as of August 13, 2009, July 14, 2009 and May 14, 2009, Watch Hill calculated the implied equity values of Aristotle based on precedent short-form mergers to be $6.05, $5.58 and $5.76 per share of Common Stock, respectively.

Precedent “Going Private” Transactions

Watch Hill reviewed publicly available information for selected acquisitions of public companies relative to pre-announcement market trading prices to determine the premiums paid in the transactions over recent trading prices.  Watch Hill selected these transactions by searching Capital IQ, a financial database, using the following criteria:

▪

Transactions involving all public, U.S.-based targets in all industries, excluding the REIT, financial, biotechnology, information technology and telecommunication industries;

▪

Going private transactions (defined as transactions in which a private acquiror acquired a public target and upon completion of the transaction remains a private company), in which the public company receives only cash as consideration and transactions where more than 60% of the shares are purchased; and

▪

Transactions announced and closed since January 1, 2006, with deal size of $50 million to $250 million.

In examining the acquisition transactions, Watch Hill analyzed the implied median premium (or discount) paid over trading prices for the target company one day, one month and three months prior to announcement  to be approximately 34%, 29% and 33%, respectively.  Using Aristotle’s share prices as of August 13, 2009, July 14, 2009 and May 14, 2009, Watch Hill calculated the implied equity values of Aristotle on selected precedent “going private” transactions to be approximately $6.75, $5.88 and $5.86 per share of Common Stock, respectively.

Watch Hill noted that this method of valuation includes a "control" premium whereas the Merger does not include a "control" premium because the Filing Persons already control Aristotle with in excess of 90% ownership prior to the Merger.

Precedent Transactions Analysis

Watch Hill reviewed the publicly available financial terms of certain transactions involving target companies that it deemed comparable to Aristotle.  Watch Hill selected transactions in which the target companies were within the same general industry as Aristotle and the acquiring company purchased a controlling interest in the target.

Watch Hill further refined its search to include those companies for which reliable publicly available data was available and by identifying targets with those characteristics it believed most closely matched the financial and operating characteristics of Aristotle.

Transactions examined included the following: Cambium Learning, Inc.’s acquisition of Voyager Learning Company; Thomas Cressey Equity Partners’ acquisition of Excelligence Learning Corp.; School Specialty, Inc.’s acquisition of Delta Education, LLC; Mega Bloks, Inc.’s acquisition of Rose Art Industries, Inc.; Renaissance Learning, Inc.’s acquisition of AlphaSmart, Inc.; ProQuest Co.’s acquisition of Voyager Expanded Learning, Inc.; RC2 Corp.’s acquisition of Learning Curve International, Inc.; School Specialty, Inc.’s acquisition of ABC School Supply, Inc.; School Specialty, Inc.’s acquisition of Premier Agendas, Inc.; The Aristotle Corporation’s acquisition of Safe Passage International, Inc.; Nasco International, Inc.’s acquisition of American Educational Products, Inc.; American Education Corporation’s acquisition of Dolphin, Inc.;  The Aristotle Corporation’s acquisition of Simulaids, Inc.; School Specialty, Inc.’s acquisition of Sportime, LLC; and School Specialty, Inc.’s acquisition of Hammond & Stephens, Inc.

Watch Hill analyzed these precedent transactions by calculating the enterprise value implied from the consideration paid in each comparable transaction and multiples of last twelve month (“LTM”) earnings before interest, taxes, depreciation, and amortization, adjusted for non-recurring and other non-cash items (“EBITDA”), for the target companies in the comparable transactions. This analysis produced an average LTM EBITDA multiple of 8.5x.

To calculate the implied value per share of the Common Stock based on EBITDA multiples for LTM, Watch Hill divided the implied equity value of Aristotle (as calculated using precedent transaction EBITDA multiples) by the number of shares of Common Stock outstanding on July 31, 2009.

Using Aristotle’s LTM EBITDA and the average multiple for LTM EBITDA as determined above of 8.5x, Watch Hill calculated the implied per value per share of Common Stock of Aristotle based on LTM EBITDA multiple analysis, as it relates to selected precedent transactions, as follows:

EBITDA Multiple Valuation

($ in millions, except per share data)

LTM

Average EBITDA Multiple	8.5x
Aristotle EBITDA	$ 33.6
Implied Enterprise Value	$ 285.3
(Less): Total debt	(10.5)
(Less): Preferred stock (Series I and J) (1)	(72.2)
(Less): Long - term pension obligations	(5.6)
(Less): Investment reserve	(5.1)
Plus: Cash and cash equivalents	22.9
Plus: Marketable securities	4.0
Plus: Short - and long - term investments	7.2
Implied Equity Value	$ 226.0
Shares outstanding on July 31, 2009	18.0
Implied Equity Value per Common Share	$ 12.58

(1)  Liquidation value

As a result, the analyses based upon precedent transaction multiples of LTM EBITDA resulted in an implied equity value of Aristotle of approximately $12.58 per share of Common Stock.

Watch Hill noted that this method of valuation includes a "control" premium whereas the Merger does not include a "control" premium because the Filing Persons already control Aristotle with in excess of 90% ownership prior to the Merger.  Additionally, the mergers and acquisition activity in the education industry has been limited in the recent past and, most importantly, given the current capital markets environment, the transactions listed were completed under different, more positive financial and macroeconomic circumstances.

 Public Comparables Analysis

In analyzing the value of the Common Stock under the comparable public companies method of analysis, Watch Hill considered the following methodologies:

(i) multiples of EBITDA, adjusted for pension expenses in the public comparable companies analysis (including LTM EBITDA and estimated calendar year 2009 (“CY 2009E”) EBITDA);

(ii) multiples of earnings per diluted share (“EPS”) (including LTM EPS and CY 2009E EPS); and

(iii) multiples of tangible book value (total assets minus any intangible assets minus total liabilities) per diluted share.

For items (i) through (iii), Watch Hill calculated the appropriate multiples by analyzing the publicly available information of companies engaged in businesses which Watch Hill judged to be similar to Aristotle’s business (the “Comparable Companies”).  These companies were selected because they participate in similar or adjacent markets and maintain financial and operating characteristics that have similarities to those of Aristotle.  While many of the selected companies are larger than Aristotle, they are reasonably comparable in terms of operations, services provided and markets served.  However, none of the companies utilized in this analysis as a comparison is identical to Aristotle.  Separately, it should be noted that the EBITDA and adjusted EPS for Aristotle for the year ending December 31, 2009, are estimated to be substantially lower than for the year ended December 31, 2008.

Comparable Companies:

Acme United Corporation

Educational Development Corporation

LeapFrog Enterprises, Inc.

Plato Learning Inc.

RC2 Corporation

Scholastic Corporation

School Specialty, Inc.

United Stationers Inc.

LTM and CY 2009E EBITDA Multiple Valuations.  To calculate the equity value of Aristotle based on EBITDA multiple valuation methods, Watch Hill compared Aristotle’s EBITDA for LTM and CY 2009E to the Comparable Companies.  Watch Hill reviewed the historical financial information and calculated EBITDA multiples for the Comparable Companies based on publicly available information, including SEC filings and equity research reports for the Comparable Companies.

EBITDA multiple analysis is useful as a valuation technique because, unlike earnings multiple analysis, it makes it easier to compare the operating performance of companies in a similar industry with different capital structures.  EBITDA can be considered an estimation of a company’s ability to generate cash from operations.  EBITDA multiples are calculated by dividing each company’s enterprise value (which is the current market value of a company’s equity, plus book value of debt, plus unfunded pensions, plus minority interest, plus preferred equity, minus cash and equivalents) by its EBITDA (adjusted for pension expenses).  Enterprise value is an indicator of how the market attributes value to a company as a whole ongoing entity.  Watch Hill has calculated the value of a company’s equity as the product of the company’s closing stock price as of August 13, 2009, multiplied by the number of diluted shares outstanding (calculated using the treasury stock method).  As calculated, the Comparable Companies’ enterprise values are an average of 7.0x LTM EBITDA and 6.7x CY 2009E EBITDA.  EBITDA estimates for the Comparable Companies were obtained from standard industry equity research reports.  To calculate the implied equity value per share of Common Stock based on EBITDA multiples, Watch Hill divided the implied equity value of Aristotle (as calculated by applying the EBITDA multiples from the Comparable Companies) at each individual valuation period by the number of shares outstanding on July 31, 2009.

Watch Hill calculated the implied equity value per share of Common Stock based on EBITDA multiple analyses as follows:

EBITDA Multiple Valuation

($ in millions, except per share data)

	LTM	CY 2009E
Average EBITDA Multiple	7.0x	6.7x
Aristotle EBITDA (1)	$ 33.6	$ 30.7
Implied Enterprise Value	$ 234.5	$ 207.1
(Less): Total debt	(10.5)	(10.5)
(Less) Preferred stock (Series I and J) (2)	(72.2)	(72.2)
(Less): Long - term pension obligations	(5.6)	(5.6)
(Less): Investment reserve	(5.1)	(5.1)
Plus: Cash and cash equivalents	22.9	22.9
Plus: Marketable securities	4.0	4.0
Plus: Short - and long - term investments	7.2	7.2
Implied Equity Value	$ 175.2	$ 147.8
Shares outstanding on July 31, 2009	18.0	18.0
Implied Equity Value per Common Share	$ 9.76	$ 8.23

(1)  Forecast based on management estimates as of August 14, 2009

(2)  Liquidation value

Note: Values for Total debt, Preferred stock (Series I and J), Long- term pension obligations, Investment reserve, Cash and cash equivalents, Marketable securities, and Short- and long- term investments as of June 30, 2009.

As a result, the analyses based upon multiples of LTM EBITDA and CY 2009E EBITDA resulted in implied equity values per share of Aristotle of approximately $9.76 and $8.23 per share of Common Stock, respectively.

LTM and CY 2009E Price-to-Earnings Multiple Valuations.  To calculate the equity value of Aristotle based on price-to-earnings multiple valuation methods, Watch Hill compared Aristotle’s adjusted LTM EPS (see footnote below for adjustment) and CY 2009E EPS to the Comparable Companies.  Watch Hill reviewed the historical financial information and calculated price-to-earnings multiples for the Comparable Companies based on publicly available information, including company filings and standard equity research reports.

Price-to-earnings multiples are calculated by dividing a company’s share price by its EPS. As indicated, the Comparable Companies are valued at an average of 12.5x LTM EPS and 12.7x CY 2009E EPS.  EPS estimates for the Comparable Companies were obtained from standard industry equity research reports.  To calculate the implied equity value per share of Common Stock based on price-to-earnings multiples, Watch Hill multiplied the average price-to-earnings multiple by Aristotle’s adjusted EPS at each individual valuation period.

Watch Hill calculated the equity value per share of Common Stock of Aristotle based on price-to-earnings multiple analyses as follows:

Price to Earnings Multiple Valuation

	LTM	CY 2009E
Average EPS Multiple	12.5x	12.7x
Aristotle Adjusted EPS (1,2)	$0.48	$0.45
Implied Equity Value per Common Share	$5.98	$5.80

(1)  Aristotle EPS adjusted for a $12.4 million investment loss, after tax, in 2008

(2)  Forecast based on management estimates as of August 14, 2009

As a result, the analyses based upon multiples of LTM EPS and CY 2009E EPS resulted in implied equity values of Aristotle of approximately $5.60 and $5.80 per share of Common Stock, respectively.

Price-to-Tangible Book Value Multiple Valuations.  To calculate the equity value on a going concern basis of Aristotle based on price-to-tangible book value multiple valuation methods, Watch Hill compared Aristotle’s tangible book value per share of Common Stock to the Comparable Companies.  Watch Hill reviewed the historical financial information and calculated the price-to-tangible book value multiples of the Comparable Companies based on public filings for the Comparable Companies.

Tangible book value is defined as total assets minus any intangible assets minus total liabilities.  The tangible book value multiple is derived by dividing tangible book value into equity value.  The tangible book value multiple is a measure of how efficiently a company uses the stockholders’ equity to generate income.

As calculated, the Comparable Companies were valued at an average of 2.3x price-to-tangible book value.  To calculate the implied equity value per share of Common Stock based on tangible book value multiples, Watch Hill multiplied the price-to-average tangible book value multiple by Aristotle’s tangible book value per share of Common Stock.

Watch Hill calculated the implied equity value per share of Common Stock based on tangible book value multiple analyses as follows:

Price to Tangible Book Value Multiple Valuation

Average Price to Tangible Book Value Multiple	2.3x
Aristotle Tangible Book Value per Common Share	$1.63
Implied Equity Value per Common share	$3.79

As a result, the analyses based upon a multiple of tangible book value resulted in an implied equity value of Aristotle of approximately $3.79 per share of Common Stock.

Series I Preferred Stock

Aristotle’s Series I Preferred Stock is unusual for a public security in terms of its small issue size, limited trading liquidity and minimal investor protections relative to other preferred issues.  Watch Hill examined the recent trading history of the Series I Preferred Stock which was priced at $7.57 as of August 10, 2009, the last date on which the Series I Preferred Stock traded prior to the date of the Presentation Report, and its 52-week high and low prices were $9.07 and $7.00, respectively.  These prices equate to yields of 8.7%, 7.3% and 9.4%, respectively.  Watch Hill also reviewed similarly rated (based on an assumed B Aristotle rating) perpetual preferred issues of Alcoa, Inc., AMERCO, Host Hotels & Resorts, Inc., Post Properties, Inc., and Principal Financial Group, Inc., with a high dividend yield of 9.3% and a low dividend yield of 5.9%; such high and low yields would imply prices of $7.10 and $11.19, respectively.  Additionally, as a reference range, Watch Hill reviewed BB, B and high yield indices, which were yielding 8.9%, 9.9% and 11.3%, respectively, as of August 13, 2009; such yields would imply prices of $7.41, $6.67 and $5.84, respectively.

Consideration by the Filing Persons

The Filing Persons believe that certain of the methodologies used by Watch Hill are not relevant to the Merger.

The following methodologies used by Watch Hill resulted in a significantly higher valuation than the Common Stock Merger Price:

▪

Ratio.of last twelve month (LTM) EBITDA to Enterprise Value compared to selected transactions;

▪

ratio of LTM EBITDA to Enterprise Value compared to selected companies; and

▪

ratio of calendar year EBITDA to Enterprise Value compared to selected companies.

The Filing Persons do not believe that these methodologies are relevant to the Merger because none of the companies employed by Watch Hill for the purposes of its analysis are directly comparable to Aristotle, and the transactions generally occurred in dramatically different economic climates.  Also, each of these methodologies presupposes a company with a robust trading market, while Aristotle has an extremely low historical trading volume and virtually no institutional market interest.  Additionally, the transactional ratio metric presupposes a control premium.  Aristotle is under the total control of the Filing Persons, so that there is no basis for the addition of a control premium to the Common Stock Merger Price.

Two methodologies used by Watch Hill involve ratios of price to earnings:

▪

LTM ratio of price to earnings compared to selected companies; and

▪

estimated calendar year 2009 ratio of price to earnings compared to selected companies,

These methodologies yielded values somewhat above the Common Stock Merger Price.  The Filing Persons believe that these methodologies are not relevant to the Merger for similar reasons.

The Filing Persons believe that the discounted cash flow methodology is the most reliable approach in considering fairness since this is the method heavily or even exclusively relied upon by the Delaware courts to determine value in appraisal proceedings. This method relies upon historical and projected cash flows and costs of capital of the company itself and is a measure of intrinsic value.  The Filing Persons believe that it is especially appropriate to use the discounted cash flow method in connection with the Merger, where Aristotle is under the total control of the Filing Persons, management’s financial projections are credible, there is no basis for a control premium and the relevant value is the intrinsic value of Aristotle.

Availability of Presentation Report

Watch Hill’s Presentation Report is available for inspection and copying by interested holders of the Common Stock and/or Series I Preferred Stock, or their representative who has been so designated in writing, at the principal executive offices of Aristotle at 96 Cummings Point Road, Stamford, CT 06902 during normal business hours.  Alternatively, Aristotle will forward a copy of Watch Hill’s Presentation Report to any interested holders of the Common Stock and/or Series I Preferred Stock, or their representative who has been so designated in writing, upon written request and at the expense of the requesting security holders.

TRANSACTION STATEMENT

Item 1.

Summary Term Sheet

See the section above captioned “Summary Term Sheet” beginning on Page 1 of the Schedule 13E-3.

Item 2.

Subject Company Information

(a) Name and Address. The name of the subject company is The Aristotle Corporation, a Delaware corporation. The principal executive offices of Aristotle are located at 96 Cummings Point Road, Stamford, CT 06902, and its telephone number is (203) 358-8000.  Aristotle’s website address is aristotlecorp.net.

Aristotle is subject to the informational reporting requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements, and other information with the SEC relating to its business, financial condition, and other matters.  Such reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549.  The SEC also maintains a web site that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

(b) Securities. The exact titles of the classes of equity securities of Aristotle subject to the Merger are: (i) Common Stock, par value $0.01 per share, and (ii) Series I Preferred Stock, par value $0.01 per share.  As of September 30, 2009, there were outstanding 17,962,875 shares of Common Stock and 1,081,427 shares of Series I Preferred Stock. As of September 30, 2009, Aristotle had outstanding options to purchase 42,875 shares of Common Stock pursuant to the 2002 Plan; there were, as of that date, options to purchase 483,333 shares of Common Stock available for grant under the 2002 Plan.  Aristotle does not intend to grant any additional options under the 2002 Plan.  Aristotle also has outstanding 10,984,971 shares of Series J Preferred Stock, par value $0.01 per share (“Series J Preferred Stock”).  The Series J Preferred Stock is privately-held and is not subject to the Merger.

(c) Trading Market and Price. The Common Stock is quoted on the NASDAQ Capital Market under the symbol “ARTL.”  The high and low sales prices per share of Common Stock on the NASDAQ Capital Market (as reported by NASDAQ) during the fiscal quarters indicated are set forth below:

	MARKET PRICE $
	HIGH	LOW
FISCAL YEAR ENDING DECEMBER 31, 2009:
September 30	6.22	4.00
June 30	5.66	3.01
March 31	4.99	2.74

FISCAL YEAR ENDED DECEMBER 31, 2008:
December 31	9.60	2.85
September 30	9.65	7.11
June 30	11.44	7.26
March 31	14.66	9.11
FISCAL YEAR ENDED DECEMBER 31, 2007:
December 31	17.92	10.10
September 30	13.38	9.18
June 30	13.97	10.00
March 31	10.45	8.73

The Series I Preferred Stock is quoted on the NASDAQ Capital Market under the symbol “ARTLP.”  The high and low sales prices per share of Series I Preferred Stock (as reported by NASDAQ) during the fiscal quarters indicated are set forth below.

	MARKET PRICE $
	HIGH	LOW
FISCAL YEAR ENDING DECEMBER 31, 2009:
September 30	8.24	3.53
June 30	8.35	7.00
March 31	8.60	7.50

FISCAL YEAR ENDED DECEMBER 31, 2008:
December 31	8.74	7.55
September 30	9.09	8.06
June 30	9.60	8.01
March 31	9.60	8.06
FISCAL YEAR ENDED DECEMBER 31, 2007:
December 31	9.46	8.05
September 30	9.19	7.95
June 30	9.25	8.16
March 31	9.57	8.07

The Series J Preferred Stock is privately-held, and no trading market exists for such shares.

On August 21, 2009, the high and low sales prices per share of Common Stock were $4.96 and $4.90, respectively.  On August 19, 2009, the high and low sales prices per share of Series I Preferred Stock were $7.65.

STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THEIR SHARES.

(d) Dividends.

Aristotle has not paid any cash dividends on the Common Stock since its inception.

Dividends on the Series I Preferred Stock and the Series J Preferred Stock are payable on March 31 and September 30, if and when declared by Aristotle’s Board of Directors.  For each of 2007, 2008 and 2009, Aristotle paid semi-annual cash dividends of $.33 and $.36 per share on the outstanding shares of Series I Preferred Stock and Series J Preferred Stock, respectively.    The terms of the Series I Preferred Stock and the Series J Preferred Stock provide that Aristotle may not declare or pay any cash dividends on, or make any other cash distributions with respect to, the shares of Common Stock, unless and until all accrued and unpaid dividends on all outstanding shares of Series I Preferred Stock and Series J Preferred Stock have been paid in full.  In addition, the Credit Agreement among Aristotle, JPMorgan Chase Bank, N.A. and Johnson Bank contains restrictions on Aristotle’s ability to pay dividends on the Common Stock.

(e) Prior Public Offerings. Neither any of the Filing Persons nor Aristotle has made an underwritten public offering of the shares of Common Stock or Series I Preferred Stock for cash during the past three (3) years that was registered under the Securities Act of 1933, as amended (the “Securities Act”), or exempt from registration thereunder pursuant to Regulation A.

(f) Purchases of Shares of Capital Stock of Aristotle.  Since July 31, 2007, Geneve has purchased an aggregate 20,294 shares of Series I Preferred Stock in open-market transactions at prices ranging from $8.10 to $8.50 per share, including accrued and unpaid dividends.  The last such purchase, of 100 shares, was made on September 28, 2008.  Except as set forth above, none of the Filing Persons, nor any affiliate of any of the Filing Persons, has purchased any shares of Common Stock and/or Series I Preferred Stock during the past two (2) years.

Item 3.

Identity and Background of Filing Persons

LRTA, Inc.

(a) Name and Address.  Acquisition Co. was recently formed by the Geneve Entities for the sole purpose of effecting the Merger. Acquisition Co.’s principal business address, which also serves as its principal office, is 96 Cummings Point Road, Stamford, CT 06902, and its telephone number is (203) 358-8000.  Acquisition Co. and its affiliates excluding officers and directors of Aristotle and/or the Geneve Entities) beneficially own 90.6% of the Common Stock and 5.4% of the Series I Preferred Stock.

(b) Business and Background of Entity.  Acquisition Co. was formed for the sole purpose of merging with and into Aristotle.  Acquisition Co. is organized under the laws of the State of Delaware.  Acquisition Co. has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree, or final order enjoining Acquisition Co. from future violations of, or prohibiting activities subject to, Federal or state securities laws, or a finding of any violation of Federal or state securities laws.

(c) Business and Background of Natural Persons.  The name, business address, position in Acquisition Co., principal occupation, five-year employment history, and citizenship of each of the directors and executive officers of Acquisition Co., together with the names, principal businesses, and addresses of any corporations or other organizations in which such occupations are conducted, are set forth on Schedule I hereto.

Geneve Corporation

(a) Name and Address.  Geneve’s principal business address, which also serves as its principal office, is 96 Cummings Point Road, Stamford, CT 06902, and its telephone number is (203) 358-8000.  Geneve is a private financial holding company.  Geneve and its affiliates (excluding officers and directors of Aristotle and/or the Geneve Entities) beneficially own 90.6% of the Common Stock and 5.4% of the Series I Preferred Stock.

(b) Business and Background of Entity.  Geneve is organized under the laws of the State of Delaware.  Geneve has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree, or final order enjoining Geneve from future violations of, or prohibiting activities subject to, Federal or state securities laws, or a finding of any violation of Federal or state securities laws.

(c) Business and Background of Natural Persons.  The name, business address, position in Geneve, principal occupation, five-year employment history, and citizenship of each of the directors and executive officers of Geneve, together with the names, principal businesses, and addresses of any corporations or other organizations in which such occupations are conducted, are set forth on Schedule I hereto.

Nasco Holdings, Inc.

(a) Name and Address.  Nasco Holdings’ principal business address, which also serves as its principal office, is 96 Cummings Point Road, Stamford, CT 06902, and its telephone number is (203) 358-8000.  Nasco Holdings is a private financial holding company.  Nasco Holdings and its affiliates (excluding officers and directors of Aristotle and/or the Geneve Entities) beneficially own 90.6% of the Common Stock and 5.4% of the Series I Preferred Stock.

(b) Business and Background of Entity.  Nasco Holdings is organized under the laws of the State of Wisconsin.  Nasco Holdings has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree, or final order enjoining Nasco Holdings from future violations of, or prohibiting activities subject to, Federal or state securities laws, or a finding of any violation of Federal or state securities laws.

(c) Business and Background of Natural Persons.  The name, business address, position in Nasco Holdings, principal occupation, five-year employment history, and citizenship of each of the directors and executive officers of Nasco Holdings, together with the names, principal businesses, and addresses of any corporations or other organizations in which such occupations are conducted, are set forth on Schedule I hereto.

SIC Securities Corp.

(a) Name and Address.  SIC Securities’ principal business address, which also serves as its principal office, is 96 Cummings Point Road, Stamford, CT 06902, and its telephone number is (203) 358-8000.  SIC Securities is a private financial holding company.  SIC Securities and its affiliates (excluding officers and directors of Aristotle and/or the Geneve Entities) beneficially own 90.6% of the Common Stock and 5.4% of the Series I Preferred Stock.

(b) Business and Background of Entity.  SIC Securities is organized under the laws of the State of Delaware.  SIC Securities has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree, or final order enjoining SIC Securities from future violations of, or prohibiting activities subject to, Federal or state securities laws, or a finding of any violation of Federal or state securities laws.

(c) Business and Background of Natural Persons.  The name, business address, position in SIC Securities, principal occupation, five-year employment history, and citizenship of each of the directors and executive officers of

SIC Securities, together with the names, principal businesses, and addresses of any corporations or other organizations in which such occupations are conducted, are set forth on Schedule I hereto.

Edward Netter

(a) Name and Address.  Mr. Edward Netter’s principal business address is 96 Cummings Point Road, Stamford, CT 06902, and his telephone number is (203) 358-8000.  Mr. Edward Netter is the Chairman and Chief Executive Officer of Geneve, and the controlling stockholder and indirect beneficial owner of the outstanding shares of Common Stock and Series I Preferred Stock held by the Geneve Entities.

(b) Business and Background of Entity.  Not applicable.

(c) Business and Background of Natural Persons.  Mr. Edward Netter has been Chairman, Chief Executive Officer and a director of Geneve for more than the past five years.  Mr. Edward Netter is Chairman and a director of Independence Holding Company, a publicly-held holding company principally engaged in the life and health insurance business, and a director of American Independence Corp., a publicly-held holding company which, through its subsidiaries, is in the insurance and reinsurance business.  Mr. Edward Netter is the Non-executive Chairman and a director of Aristotle.  During the past five years, Mr. Edward Netter has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining Mr. Edward Netter from future violations of, or prohibiting Mr. Edward Netter from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.

Terms of the Transaction

(a) Material Terms.  Immediately prior to the mailing of the Schedule 13E-3 to Aristotle’s unaffiliated security holders, the Geneve Entities will contribute to Acquisition Co. an aggregate of 16,279,971 shares of Common Stock, representing 90.6% of the shares of Common Stock outstanding.  On the Effective Date, Acquisition Co. will merge with and into Aristotle pursuant to Section 253 of the DGCL, with Aristotle to be the surviving corporation.  To so merge, the Board of Directors and stockholders of Acquisition Co. will approve the Merger, and Acquisition Co. will file a certificate of ownership and merger with the Secretary of State of Delaware.

On the Effective Date:

•

each share of Common Stock issued and outstanding immediately prior to the Effective Date will be cancelled and extinguished, and each share of Common Stock (other than shares of Common Stock held by (a) Acquisition Co. and (b) the unaffiliated security holders, if any, who properly exercise their statutory appraisal rights under the DGCL) will be converted into and become a right to receive only the Common Stock Merger Price;

•

each share of Series I Preferred Stock issued and outstanding prior to the Effective Date (other than shares of Series I Preferred Stock held by (a) the Geneve Entities and (b) the unaffiliated security holders, if any, who properly exercise their statutory appraisal rights under the DGCL) will be cancelled and extinguished, and each such share of Series I Preferred Stock will be converted into and become a right to receive only the Series I Preferred Stock Merger Price;

•

each share of Acquisition Co.’s capital stock issued and outstanding immediately prior to the Effective Date will be converted into one validly issued, fully paid and nonassessable share of capital stock of the surviving corporation of the Merger;

•

all Company Stock Options will be cancelled and exchanged into the right to receive the Option Payment;

•

each share of Series J Preferred Stock issued and outstanding immediately prior to the Effective Date will remain outstanding; and

•

immediately following the Effective Date, the Geneve Entities will own all outstanding equity interests in Aristotle.

Under the DGCL, because Acquisition Co. will hold at least 90% of the outstanding shares of Common Stock prior to the Merger, Acquisition Co. will have the power to effect the Merger without a vote of Aristotle’s Board of Directors or the unaffiliated security holders.  The Filing Persons intend to take all necessary and appropriate action to cause the Merger to become effective on the Effective Date, without a meeting or consent of Aristotle’s Board of Directors or the unaffiliated security holders.

Upon completion of the Merger, in order to receive the Common Stock Merger Price and/or the Series I Preferred Stock Merger Price, each stockholder or a duly authorized representative must (i) deliver a Letter of Transmittal, appropriately completed and executed, to the Paying Agent at: American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, New York 11219 Attn: Shareholder Services, (718) 921-8317 or (877) 248-6417 (toll free) and (ii) surrender such shares of Common Stock and/or Series I Preferred Stock, as the case may be, by delivering the stock certificate or certificates that, prior to the Merger, had evidenced such shares of Common Stock and/or Series I Preferred Stock to the Paying Agent, as set forth in a Notice of Merger and Letter of Transmittal.  The Notice of Merger and Letter of Transmittal will be mailed to stockholders of record within 10 calendar days of the Effective Date.  Stockholders are encouraged to read the Notice of Merger and Letter of Transmittal carefully when received.

The Merger will be accounted for as a reorganization of entities under the common control of the Geneve Entities.

For a discussion of the reasons of the Filing Persons for engaging in the Merger, see “Purposes, Alternatives, Reasons and Effects of the Merger” beginning on page 7 of the Schedule 13E-3.

For U.S. Federal income tax purposes generally, the receipt of the cash consideration by holders of Common Stock and/or Series I Preferred Stock pursuant to the Merger will be a taxable sale of the holders’ shares of Common Stock and/or Series I Preferred Stock, as the case may be.  See “Special Factors-Purposes, Alternatives, Reasons, and Effects of the Merger-Effects-Certain Federal Income Tax Consequences of the Merger” beginning on Page 11 of the Schedule 13E-3.

(c) Different Terms.  Stockholders of Aristotle will be treated as described in Item 4(a) “Terms of the Transaction-Material Terms” beginning on Page 30 of the Schedule 13E-3.

(d) Appraisal Rights.  Under the DGCL, record holders of shares of Common Stock and/or Series I Preferred Stock who follow the procedures set forth in Section 262 will be entitled to have their shares of Common Stock and/or Series I Preferred Stock appraised by the Court of Chancery of the State of Delaware and to receive payment of the fair value of the shares of Common Stock and Series I Preferred Stock, as the case may be, together with interest, if any, as determined by such court.  The fair value as determined by the Delaware court is exclusive of any element of value arising from the accomplishment or expectation of the Merger.  The following is a summary of certain of the provisions of Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached hereto as Exhibit (a).

A copy of the Schedule 13E-3 and a Notice of Appraisal Rights will be mailed to record holders of the shares of Common Stock and/or Series I Preferred Stock by Acquisition Co. at least 20 days prior to the Effective Date.  Any unaffiliated security holder of Aristotle entitled to appraisal rights will have the right, within 20 days after the date of mailing of the Notice of Appraisal Rights, to demand in writing from Aristotle an appraisal of such stockholder’s shares of Common Stock and/or Series I Preferred Stock.  Such demand will be sufficient if it reasonably informs Aristotle of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of such stockholder’s shares of Common Stock and/or Series I Preferred Stock.  Failure to make such a timely demand would foreclose a stockholder’s right to appraisal.

Only a holder of record of shares of Common Stock and/or Series I Preferred Stock is entitled to assert appraisal rights for the shares of Common Stock and/or Series I Preferred Stock registered in such stockholder’s name.  A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder’s name appears on the stock certificates.  Holders of shares of Common Stock and/or Series I Preferred Stock who hold their shares in brokerage accounts or other nominee forms and wish to exercise appraisal rights should consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee.  All written demands for appraisal of shares of Common Stock and/or Series I Preferred Stock should be sent or delivered to H. William Smith, Vice President, General Counsel and Secretary, at Aristotle’s offices at 96 Cummings Point Road, Stamford, CT 06902.

If the shares of Common Stock and/or Series I Preferred Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian, or custodian, execution of the demand should be made in that capacity, and if the shares of Common Stock and/or Series I Preferred Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners.  An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners.

A record holder such as a broker holding shares of Common Stock and/or Series I Preferred Stock as nominee for several beneficial owners may exercise appraisal rights with respect to the shares of Common Stock and/or Series I Preferred Stock held for one or more beneficial owners while not exercising such rights with respect to the shares of Common Stock and/or Series I Preferred Stock held for other beneficial owners; in such case, the written demand should set forth the number of shares of Common Stock and/or Series I Preferred Stock as to which appraisal is sought and where no number of shares of Common Stock and/or Series I Preferred Stock is expressly mentioned the demand will be presumed to cover all shares of Common Stock and/or Series I Preferred Stock held in the name of the record owner.

Within 120 calendar days after the Effective Date, Aristotle, or any stockholder entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Common Stock and/or Series I Preferred Stock of all such stockholders.  Aristotle is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the shares of Common Stock and/or Series I Preferred Stock.  Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time frame prescribed in Section 262.  If a stockholder files a petition, a copy of such petition must be served on Aristotle.

Within 120 calendar days after the Effective Date, any stockholder of record who has complied with the requirements for exercise of appraisal rights, assuming that appraisal rights are available, will be entitled, upon written request, to receive from Aristotle a statement setting forth the aggregate number of shares of Common Stock and/or Series I Preferred Stock with respect to which demands for appraisal have been received and the aggregate number of holders of such shares of Common Stock and/or Series I Preferred Stock.  Such statement must be mailed within 10 calendar days after a written request therefor has been received by Aristotle or within 10 calendar days after the expiration of the period for the delivery of demands for appraisal, whichever is later.

If a petition for an appraisal is timely filed and a copy is served upon Aristotle, Aristotle will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares of Common Stock and/or Series I Preferred Stock and with whom agreements as to the value of such shares of Common Stock and/or Series I Preferred Stock have not been reached.  After notice to those stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights.  After a hearing on such petition, the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will determine the fair value of the shares of Common Stock and/or Series I Preferred Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value.  Holders considering seeking appraisal should be aware that the fair value of their shares of Common Stock and/or Series I Preferred Stock as determined under Section 262 could be more than, the same as, or less than the amount per share that they would otherwise receive if they did not seek appraisal of their shares of Common Stock and/or Series I Preferred Stock.  The Delaware Supreme Court has stated that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings.  In addition, Delaware courts have decided that the statutory appraisal remedy is generally a dissenter’s exclusive remedy.  The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of Common Stock and/or Series I Preferred Stock have been appraised.  The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable.  The Court may also order that all or a portion of the expenses incurred by any holder of shares of Common Stock and/or Series I Preferred Stock in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, be charged pro rata against the value of all the shares of Common Stock and/or Series I Preferred Stock entitled to appraisal.

The Court may require stockholders who have demanded an appraisal and who hold shares of Common Stock and/or Series I Preferred Stock represented by certificates to submit their certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings.  If any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

Any stockholder who has demanded an appraisal in compliance with Section 262 will not, after the Effective Date, be entitled to vote the shares of Common Stock subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares of Common Stock and/or Series I Preferred Stock (except dividends or other distributions payable to holders of record of shares of Common Stock and/or Series I Preferred Stock as of a date prior to the Effective Date).

If any stockholder who demands appraisal of shares of Common Stock and/or Series I Preferred Stock under Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the shares of Common Stock and/or Series I Preferred Stock of such holder will be converted into the right to receive the Common Stock Merger Price or Series I Preferred Stock Merger Price, as the case may be.  A stockholder will fail to perfect, or effectively lose, the right to appraisal if no petition is filed within 120 calendar days after the Effective Date.  A stockholder may withdraw a demand for appraisal by delivering to Aristotle a written withdrawal of the demand for appraisal and acceptance of the Common Stock Merger Price or the Series I Preferred Stock Merger Price, as the case may be, except that any such attempt to withdraw made more than 60 calendar days after the Effective Date will require the written approval of Aristotle.  Once a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any stockholder without the approval of the Court.

For Federal income tax purposes, stockholders who receive cash for their shares of Common Stock and/or Series I Preferred Stock upon exercise of their statutory right of dissent may realize taxable gain or loss.  See “Special Factors-Purposes, Alternatives, Reasons, and Effects of the Merger-Effects-Certain Federal Income Tax Consequences of the Merger.”

The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their appraisal rights and is qualified in its entirety by express reference to Section 262 of the DGCL, the full text of which is attached hereto as Exhibit (a).

STOCKHOLDERS ARE URGED TO READ EXHIBIT (a) IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

(e) Provisions for Unaffiliated Security Holders. None of the Filing Persons intends to grant the unaffiliated security holders special access to Aristotle’s corporate files in connection with the Merger.  None of the Filing Persons intends to obtain counsel or appraisal services for the unaffiliated security holders.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.

Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. Aristotle and Geneve operate under cost-sharing arrangements pursuant to which certain administrative items, such as certain executive officer compensation and benefits, are allocated between the companies.  During 2008 and 2007, Aristotle accrued and paid to Geneve approximately $1.1 million and $1.0 million, respectively, under such arrangements.  Included in these amounts is consideration, at prevailing rates, paid by Aristotle to Geneve for Aristotle’s use of office space and related services at Geneve’s corporate headquarters.  In addition, certain directors, officers and/or employees of Aristotle or its subsidiaries, who are also directors, officers and/or employees of Geneve, received compensation and benefits from Geneve for services rendered thereto since January 1, 2007.

Aristotle (including certain qualifying domestic subsidiaries) is included in the Federal income tax return and certain State income tax returns of Geneve.  The provision for income taxes for Aristotle is determined on a separate return basis in accordance with the terms of a tax sharing agreement with Geneve, and payments for Federal and certain state income taxes are made to Geneve.  Aristotle made income tax payments to Geneve under such arrangement of $9.7 million in 2008 and $4.5 million in 2007.

(b) Significant Corporate Events.  Other than as described in the Schedule 13E-3 with respect to the Merger, there have been no negotiations, transactions, or material contacts that occurred during the past two (2) years between (i) any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto and (ii) Aristotle or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of Aristotle’s securities, election of Aristotle’s directors, or sale or other transfer of a material amount of assets of Aristotle.

(c) Negotiations or Contacts. Other than as described in the Schedule 13E-3 with respect to the Merger, there have been no other negotiations or material contacts that occurred during the past two (2) years concerning the matters referred to in paragraph (b) of this Item 5 between (i) any affiliates of Aristotle or (ii) Aristotle or any of its affiliates and any person not affiliated with Aristotle who would have a direct interest in such matters.

(e) Agreements Involving the Subject Company’s Securities. A Contribution Agreement, dated August 24, 2009 (the “Contribution Agreement”), was entered into by and among the Geneve Entities and Acquisition Co.  Pursuant to the terms and conditions of the Contribution Agreement, the Geneve Entities will contribute to Acquisition Co. a total of 16,279,971 shares of Common Stock immediately prior to the mailing of the Schedule 13E-3 to Aristotle’s unaffiliated security holders.  A copy of the Contribution Agreement is attached as Exhibit (b) hereto.

Except as set forth above, there are no agreements, arrangements, or understandings, whether or not legally enforceable, between any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons on Schedule I hereto and any other person with respect to any securities of Aristotle.

Item 6.

Purposes of the Transaction and Plans or Proposals

 (b) Use of Securities Acquired.  The shares of Common Stock and Series I Preferred Stock acquired in the Merger from the unaffiliated security holders will be cancelled.

(c) Plans.  It is currently expected that, following consummation of the Merger, the business and operations of Aristotle will, except as otherwise set forth in the Schedule 13E-3, be conducted by Aristotle substantially as they currently are being conducted.  The Filing Persons intend to continue to evaluate the business and operations of Aristotle with a view to maximizing Aristotle’s potential, and they will take such actions as they deem appropriate under the circumstances and market conditions then existing.  The Filing Persons intend to cause Aristotle to terminate the registration of the shares of Common Stock and Series I Preferred Stock under Section 12(g)(4) of the Exchange Act following the Merger, which would result in the suspension of Aristotle’s duty to file reports pursuant to the Exchange Act.  For additional information see Item 4 “Terms of the Transaction” and “Special Factors-Purposes, Alternatives, Reasons, and Effects of the Merger-Effects” beginning on Page 10 of the Schedule 13E-3.

The Filing Persons do not currently have any commitment or agreement and are not currently negotiating for the sale of any of Aristotle’s businesses.  Additionally, the Filing Persons do not currently contemplate any material change in the composition of Aristotle’s current management.

Except as otherwise described in the Schedule 13E-3, Aristotle has not, and the Filing Persons have not, as of the date of the Schedule 13E-3, approved any specific plans or proposals for:

•

any extraordinary transaction, such as a merger, reorganization or liquidation involving Aristotle or any of its subsidiaries after consummation of the Merger;

•

any purchase, sale or transfer of a material amount of assets currently held by Aristotle or any of its subsidiaries after consummation of the Merger;

•

any material change in Aristotle’s dividend rate or policy, or indebtedness or capitalization;

•

any change in the Board of Directors or management of Aristotle;

•

any other material change in Aristotle’s corporate structure or business;

•

any class of equity securities of Aristotle being delisted from a national securities exchange or ceasing to be quoted on an automated quotations system;

•

any class of equity securities of Aristotle becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

•

the suspension of Aristotle’s obligation to file reports under Section 15(d) of the Exchange Act.

Item 7.

Purposes, Alternatives, Reasons, and Effects of the Merger

See “Special Factors-Purposes, Alternatives, Reasons, and Effects of the Merger” beginning on Page 7 of the Schedule 13E-3 and “Special Factors-Certain U.S. Federal Income Tax Consequences” beginning on Page 11 of the Schedule 13E-3.

Item 8.

Fairness of the Transaction

See “Special Factors-Fairness of the Merger” beginning on Page 13 of the Schedule 13E-3.

Item 9.

Reports, Opinions, Appraisals, and Negotiations

See “Special Factors-Reports, Opinions, Appraisals, and Negotiations” beginning on Page 17 of the Schedule 13E-3.

Item 10.

Source and Amounts of Funds or Other Consideration

(a) Source of Funds.  The total amount of funds to be required to effect the Merger, including related fees and expenses, is estimated to be $16.7 million.  The proceeds for the Merger will come from cash on hand at  the Geneve Entities; there are no alternative financing plans.

(b) Conditions.  None.

(c) Expenses.  The Paying Agent will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Merger, including certain liabilities under U.S. Federal securities laws.

None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the Merger.  Brokers, dealers, commercial banks, and trust companies will, upon request, be reimbursed by the Filing Persons for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

The following is an estimate of fees and expenses to be incurred by the Filing Persons in connection with the Merger:

Fees
Legal fees and expenses	$125,000
Filing	915
Valuation Analysis	75,000
Printing	5,000
Paying Agent (including mailing)	42,500
Miscellaneous fees and expenses	10,000
Total	$258,415

(d) Borrowed Funds. See Item 10(a) “Source and Amount of Funds or Other Consideration-Source of Funds” beginning on Page 35 of the Schedule 13E-3.

Item 11.

Interest in Securities of the Subject Company

(a) Securities Ownership.  Prior to consummation of the Merger, the Geneve Entities will contribute to Acquisition Co. an aggregate of (i) 16,279,971 shares of Common Stock, representing 90.6% of the outstanding shares of Common Stock.  Because the Geneve Entities hold, in the aggregate, 100% of the equity interest in Acquisition Co., they may also be deemed to be the beneficial owners of these shares of Common Stock.  Details regarding the ownership of shares of Common Stock and Series I Preferred Stock by the persons named on Schedule I to the Schedule 13E-3 are set out thereon.

(b) Securities Transactions.  The Geneve Entities will contribute to Acquisition Co. an aggregate of 16,279,971 shares of Common Stock prior to the Merger.  There were no transactions in the shares of Common Stock or Series I Preferred Stock effected during the past 60 days by the Filing Persons or, to the best knowledge of the Filing Persons, any of the persons named on Schedule I hereto.

Item 12.

The Solicitation or Recommendation

Not Applicable.

Item 13.

Financial Statements

(a) Financial Information.  The audited consolidated financial statements of Aristotle and its subsidiaries (including any notes and schedules applicable thereto) for the years ended December 31, 2008 and 2007 are incorporated herein by reference to the Consolidated Financial Statements and Supplementary Data of Aristotle included as Item 8 to Aristotle’s Annual Report on Form 10-K for its fiscal year ended December 31, 2008 (the “Form 10-K”).

The unaudited balance sheets, comparative year-to-date income statements and related earnings per share data, statements of cash flows, and comprehensive income of Aristotle and its subsidiaries (including any notes and schedules applicable thereto) for the six month periods ended June 30, 2009 and 2008 are incorporated herein by reference to the financial statements (unaudited) included as Item 1 to Aristotle’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (the “Form 10-Q”).

Aristotle is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports (including the Form 10-K and the Form 10-Q), proxy statements and other information (“Company Reports”) with the SEC relating to its business, financial condition and other matters.

Such Company Reports and other information may be read and copied at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, or free of charge at the Web site maintained by the SEC at http://www.sec.gov.

Aristotle’s ratio of earnings to fixed charges was 1.26 to 1 and 1.32 to 1 for the years ended December 31, 2008 and 2007, respectively, and 1.10 to 1 and 1.5 to 1 for the six month periods ended June 30, 2009 and 2008, respectively.

Aristotle’s book value per share of Common Stock was $2.15 and $2.42 as of December 31, 2008 and December 31, 2007, respectively.  The liquidation value of each of the Series I Preferred Stock and the Series J Preferred Stock is $6.00 per share.  The Filing Persons note that Aristotle’s tangible book value per share of Common Stock (excluding (i) the liquidation value of the Series I Preferred Stock and the Series J Preferred Stock of $6.00 per share each and (ii) goodwill of $.76 per Common share ($13.7 million) and $.81 per share of Common Stock ($14.5 million)) was $1.39 and $1.61 as of December 31, 2008 and December 31, 2007, respectively, and that if the Series I Preferred Stock were valued at the Series I Preferred Stock Merger Price of $7.00 per share and the Series J Preferred Stock were valued at the implied merger pricing of $7.63 per share, such tangible book value as of December 31, 2008 and 2007 would be $.32 and $.55 per share of Common Stock, respectively.

(b) Pro Forma Information.  Not material.

(c) Summary Information. Set forth below is certain selected consolidated financial information with respect to Aristotle and its subsidiaries excerpted or derived by the Filing Persons from the audited consolidated financial statements of Aristotle contained in the Form 10-K and the unaudited consolidated financial statements of Aristotle contained in the Form 10-Q.  More comprehensive financial information is included in the Company Reports and in other documents filed by Aristotle with the SEC, and the following financial information is qualified in its entirety by reference to the Company Reports and other documents and all of the financial information (including any related notes and schedules) contained therein or incorporated therein by reference.

The selected financial information presented below (i) as of and for the years ended December 31, 2008 and 2007, has been derived from Aristotle’s Consolidated Financial Statements which have been audited by the Independent Registered Public Accounting Firm of KPMG LLP and (ii) as of and for the six month periods ended June 30, 2009 and 2008, is unaudited and has been derived from Aristotle’s Form 10-Q.  The selected financial information (including any related notes and schedules) should be read in conjunction with the consolidated financial statements, related notes, and other financial information incorporated by reference herein.

 SELECTED CONSOLIDATED FINANCIAL INFORMATION

STATEMENT OF OPERATIONS DATA
($ in millions, except per share items)

	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008	Year Ended December 31, 2008	Year Ended December 31, 2007

Net sales	$97.7	107.2	212.8	211.6
Cost of goods sold	58.3	65.0	129.8	129.6
Gross profit	39.4	42.2	83.0	82.0

Selling and administrative expenses	24.0	23.6	48.4	47.0
Earnings from operations	15.4	18.6	34.6	35.0

Interest expense	.6	.6	1.1	1.4
Other expense (income)[1]	(.3)	(.6)	19.8	(1.5)
	.3	.0	20.9	(.1)
Earnings before income taxes	15.1	18.6	13.7	35.1

Income taxes:
Current	7.2	6.3	6.9	7.4
Deferred	.1	.7	(1.8)	4.2
	7.3	7.0	5.1	11.6
Net earnings	7.8	11.6	8.6	23.5

Preferred dividends	4.3	4.3	8.6	8.6
Net earnings applicable to common stockholders	$3.5	7.3	.0	14.9

Earnings per share:
Basic earnings per share	$.19	.41	.00	.84
Diluted earnings per share	.19	.41	.00	.84

CASH FLOW DATA
($ in millions)
Operating activities	$11.9	7.5	25.2	20.5
Investing activities	.1	(5.3)	(8.7)	(13.1)
Financing activities	(4.4)	(1.3)	(6.8)	(7.6)

BALANCE SHEET DATA
($ in millions)
Cash and equivalents	$22.9	6.4	15.3	5.6
Total current assets	104.4	107.3	99.9	97.1
Total assets	157.8	160.9	153.3	149.4
Total long-term debt	10.2	11.5	10.4	8.7
Total current liabilities	24.1	21.7	23.7	19.7
Total liabilities	42.5	38.2	42.4	33.8
Total stockholder’s equity	115.4	122.6	110.9	115.7

 In December 2008, Aristotle became aware of certain activities engaged in by a non-affiliate broker-dealer with whom assets of Aristotle had been invested.  As a result, the value of the investment was reduced to estimated recoverable amounts in 2008 (see Note 2(h) of the Notes to the Consolidated Financial Statements included in Item 8 to the Form 10-K).

Item 14.

Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Merger.

(b) Employees and Corporate Assets. No officer, class of employees or, corporate assets of Aristotle has been or will be employed by or used by the Filing Persons in connection with the Merger.  Notwithstanding the foregoing, in preparing the Schedule 13E-3, the Filing Persons relied upon estimates and projections prepared by certain officers and employees of Aristotle relating to the business of Aristotle following consummation of the Merger.

Item 15.

Additional Information

None.

Item 16.

Exhibits

Exhibit Number	Description
(a)	Delaware General Corporation Law – Section 262 – Appraisal Rights*
(b)	Contribution Agreement*
(c)	Form of Notice of Merger*
(d)	Form of Notice of Availability of Appraisal Rights*

* previously filed

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in Amendment No. 2 to this Statement is true, complete and correct.

Dated:  October 22, 2009

LRTA, INC.

By:

/s/ Steven B. Lapin

Name:

Steven. B. Lapin

Title:

President

GENEVE CORPORATION

By:

/s/ Steven B. Lapin

Name:

Steven B. Lapin

Title:

President

NASCO HOLDINGS, INC.

By:

/s/ Steven B. Lapin

Name:

Steven B. Lapin

Title:

President

SIC SECURITIES CORP.

By:

/s/ Steven B. Lapin

Name:

Steven B. Lapin

Title:

Vice President

/s/ Edward Netter

Edward Netter

SIGNATURE PAGE TO SCHEDULE 13E-3

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE FILING PERSONS

The name, business address, position with entity, present principal occupation or employment, five-year employment history and citizenship of the directors and executive officers of the relevant company, together with the names, principal businesses and addresses of any corporations or other organizations in which such occupation is conducted, are set forth below. Except as otherwise indicated, each occupation set forth refers to the company of which the person is an officer or director.

LRTA, INC.

NAME AND ADDRESS	POSITION WITH ACQUISITION CO.	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Steven B. Lapin 96 Cummings Point Road Stamford, CT 06902	Director and President

Mr. Lapin has served as President and Chief Operating Officer and as a director of Aristotle since June 2002.  Mr. Lapin has also been President, Chief Operating Officer and a director of Geneve for more than the past five years.  Mr. Lapin is Vice Chairman and a director of Independence Holding Company (“IHC”), a publicly-held holding company engaged principally in the life and health insurance business.

Edward Netter 96 Cummings Point Road Stamford, CT 06902	Director

Mr. Netter has been Chairman, Chief Executive Officer and a director of Geneve for more than the past five years.  Mr. Netter is Chairman and a director of IHC, and a director of American Independence Corp. ("AMIC"), a publicly-held holding company which, through its subsidiaries, is in the insurance and reinsurance business.  Mr. Netter is the non-executive Chairman and a director of Aristotle.

Roy T.K. Thung 96 Cummings Point Road Stamford, CT 06902	Director

Mr. Thung has been Executive Vice President of Geneve for more than the past five years.  He has been a director and served as Chief Executive Officer and President of IHC for more than the past five years.  Mr. Thung has served as a director of AMIC since July 2002 and as Chief Executive Officer and President of AMIC since November 2002.  Mr. Thung is a director of Aristotle.

H. William Smith 96 Cummings Point Road Stamford, CT 06902	Vice-President and Secretary	Mr. Smith has been Vice President, General Counsel and Secretary of Aristotle since July 2002. Mr. Smith has been Vice President-Legal and Secretary of Geneve since July 2002.

At the Effective Date, Acquisition Co. will directly own 16,279,971 shares of Common Stock, which constitutes 90.6% of the outstanding shares thereof. Mr. Lapin owns 195,665 shares of Common Stock and 32,275 shares of Series I Preferred Stock, which constitutes 1.1% and 3.0%, respectively, of the outstanding shares of each such class of capital stock of Aristotle.  Mr. Smith owns 10,000 shares of Common Stock, which constitutes .1% of the outstanding shares of Common Stock.  The shares of Common Stock and Series I Preferred Stock owned by Messrs. Lapin and Smith do not include any shares owned by Geneve.  Mr. Edward Netter has voting control over Acquisition Co.  Other than as set forth herein, to the knowledge of the Filing Persons, no director or executive officer of Acquisition Co. beneficially owns any shares of Common Stock (or rights to acquire shares of Common Stock) and/or shares of Series I Preferred Stock, except to the extent any such person may be deemed to beneficially own shares of Common Stock and/or Series I Preferred Stock beneficially owned by Acquisition Co.

The principal business address of each of American Independence Corp. and Independence Holding Company is 96 Cummings Point Road, Stamford, CT 06902.

GENEVE CORPORATION

NAME AND ADDRESS	POSITION WITH GENEVE	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Edward Netter 96 Cummings Point Road Stamford, CT 06902	Chairman and Chief Executive Officer

Mr. Netter has been Chairman, Chief Executive Officer and a director of Geneve for more than the past five years.  Mr. Netter is Chairman and a director of IHC, and a director of American Independence Corp. ("AMIC"), a publicly-held holding company which, through its subsidiaries, is in the insurance and reinsurance business.  Mr. Netter is the non-executive Chairman and a director of Aristotle.

Steven B. Lapin 96 Cummings Point Road Stamford, CT 06902	Director and President and Chief Operating Officer

Mr. Lapin has been President, Chief Operating Officer and a director of Geneve for more than the past five years.  Mr. Lapin has also served as President and Chief Operating Officer and as a director of Aristotle since June 2002.  Mr. Lapin is Vice Chairman and a director of IHC.

Roy T.K. Thung 96 Cummings Point Road Stamford, CT 06902	Executive Vice President

Mr. Thung has been Executive Vice President of Geneve for more than the past five years.  He has been a director and served as Chief Executive Officer and President of IHC for more than the past five years.  Mr. Thung has served as a director of AMIC since July 2002 and as Chief Executive Officer and President of AMIC since November 2002.  Mr. Thung is a director of Aristotle.

Immediately prior to the contribution of shares of Common Stock to Acquisition Co. pursuant to the terms of the Contribution Agreement, Geneve will directly own 1,279,971 shares of Common Stock and 58,629 shares of Series I Preferred Stock, which constitutes 7.1% and 5.4%, respectively, of the outstanding shares of each such class of capital stock of Aristotle and indirectly the shares held by Nasco Holdings and SIC Securities.  Mr. Edward Netter has voting control over Geneve.  Mr. Lapin owns 195,665 shares of Common Stock and 32,275 shares of Series I Preferred Stock, which constitutes 1.1% and 3.0%, respectively, of the outstanding shares of each such class of capital stock of Aristotle.  The shares of Common Stock and Series I Preferred Stock owned by Mr. Lapin do not include any shares owned by Geneve.  Other than as set forth herein, to the knowledge of the Filing Persons, no director or executive officer of Geneve beneficially owns any shares of Common Stock (or rights to acquire shares of Common Stock) and/or shares of Series I Preferred Stock, except to the extent any such person may be deemed to beneficially own shares of Common Stock and/or Series I Preferred Stock beneficially owned by Geneve.

The principal business address of each of American Independence Corp. and Independence Holding Company is 96 Cummings Point Road, Stamford, CT 06902.

NASCO HOLDINGS, INC.

NAME AND ADDRESS	POSITION WITH NASCO HOLDINGS	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Edward Netter 96 Cummings Point Road Stamford, CT 06902	Chairman

Mr. Netter has been Chairman, Chief Executive Officer and a director of Geneve for more than the past five years.  Mr. Netter is Chairman and a director of IHC, and a director of AMIC.  Mr. Netter is the non-executive Chairman and a director of Aristotle.

Steven B. Lapin 96 Cummings Point Road Stamford, CT 06902	President and Director

Mr. Lapin has been President, Chief Operating Officer and a director of Geneve for more than the past five years. He has also served as President and Chief Operating Officer and as a director of Aristotle since June 2002.  Mr. Lapin is Vice Chairman and a director of IHC.

Roy T.K. Thung 96 Cummings Point Road Stamford, CT 06902	Vice President and Director

Mr. Thung has been Executive Vice President of Geneve for more than the past five years.  He has been a director and served as Chief Executive Officer and President of IHC for more than the past five years.  Mr. Thung has served as a director of AMIC since July 2002 and as Chief Executive Officer and President of AMIC since November 2002.  Mr. Thung is a director of Aristotle.

Immediately prior to the contribution of shares of Common Stock to Acquisition Co. pursuant to the terms of the Contribution Agreement, Nasco Holdings will directly own 15,000,000 shares of Common Stock and 10,000,000 shares of Series J Preferred Stock which constitutes 83.5% and 91.0%, respectively, of the outstanding shares of each such class of capital stock of Aristotle.  Mr. Lapin owns 195,665 shares of Common Stock and 32,275 shares of Series I Preferred Stock, which constitutes 1.1% and 3.0%, respectively, of the outstanding shares of each such class of capital stock of Aristotle.  The shares of Common Stock and Series I Preferred Stock owned by Mr. Lapin do not include any shares owned by Nasco Holdings.  Mr. Edward Netter has voting control over Nasco Holdings.  Other than as set forth herein, to the knowledge of the Filing Persons, no director or executive officer of Nasco Holdings beneficially owns any shares of Common Stock (or rights to acquire shares of Common Stock) and/or shares of Series I Preferred Stock, except to the extent any such person may be deemed to beneficially own shares of Common Stock and/or Series I Preferred Stock beneficially owned by Geneve.

The principal business address of each of American Independence Corp. and Independence Holding Company is 96 Cummings Point Road, Stamford, CT 06902.

SIC SECURITIES CORP.

NAME AND ADDRESS	POSITION WITH SIC SECURITIES	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Edward Netter 96 Cummings Point Road Stamford, CT 06902	President

Mr. Netter has been Chairman, Chief Executive Officer and a director of Geneve for more than the past five years.  Mr. Netter is Chairman and a director of IHC, and a director AMIC.  Mr. Netter is the non-executive Chairman and a director of Aristotle.

Steven B. Lapin 96 Cummings Point Road Stamford, CT 06902	Vice President and Director

Mr. Lapin has been President, Chief Operating Officer and a director of Geneve for more than the past five years. He has also served as President and Chief Operating Officer and as a director of Aristotle since June 2002.  Mr. Lapin is Vice Chairman and a director of IHC.

Roy T.K. Thung 96 Cummings Point Road Stamford, CT 06902	Vice President and Director

Mr. Thung has been Executive Vice President of Geneve for more than the past five years.  He has been a director and served as Chief Executive Officer and President of IHC for more than the past five years.  Mr. Thung has served as a director of AMIC since July 2002 and as Chief Executive Officer and President of AMIC since November 2002.  Mr. Thung is a director of Aristotle.

Immediately prior to the contribution of shares of Common Stock to Acquisition Co. pursuant to the terms of the Contribution Agreement, SIC Securities will directly own 225,000 shares of Common Stock and 984,971 shares of Series J Preferred Stock which constitutes 1.4% and 9.0%, respectively, of the outstanding shares of each such class of capital stock of Aristotle.  Mr. Lapin owns 195,665 shares of Common Stock and 32,275 shares of Series I Preferred Stock, which constitutes 1.1% and 3.0%, respectively, of the outstanding shares of each such class of capital stock of Aristotle.  The shares of Common Stock and Series I Preferred Stock owned by Mr. Lapin do not include any shares owned by SIC Securities.  Mr. Edward Netter has voting control over SIC Securities.  Other than as set forth herein, to the knowledge of the Filing Persons, no director or executive officer of SIC Securities beneficially owns any shares of Common Stock (or rights to acquire shares of Common Stock) and/or shares of Series I Preferred Stock, except to the extent any such person may be deemed to beneficially own shares of Common Stock and/or Series I Preferred Stock beneficially owned by Geneve.

The principal business address of each of American Independence Corp. and Independence Holding Company is 96 Cummings Point Road, Stamford, CT 06902.

ADDITIONAL INFORMATION REGARDING THE CONTROLLING PERSONS

To the knowledge of the Filing Persons, no person for whom information is provided in this Schedule I (i) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, Federal or state securities laws, or a finding of any violation of Federal or state securities laws.

Each person for whom information is provided in this Schedule I is a U.S. citizen.